7

08000390

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zincore Metals Inc.

*CURRENT ADDRESS Suite 1650
701 West Georgia Street
P.O. Box 10102
Vancouver BC V7Y 1G6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

FILE NO. 82- 35754 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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ZINC

ZINCORE METALS INC.

2006 ANNUAL REPORT



By acquiring quality projects and raising funds to explore and advance our properties, we accomplished our early objectives and positioned Zincore as an exciting entrant into zinc exploration.

As a new company gaining the attention and following of the market, having projects with the scale and scope to become major mines makes Zincore a compelling investment opportunity.


WANDA
Lima
ARELLA
MINASCCASA
ACCHA-YANQUE
ZINC BELT
SAYANI
Cuzco
Las Bambas Project
ACCHA
YANQUE
NIEVES
Nazca
Santo Tomas
Tintaya
CONDORINI JV
Puno
Lake Titicaca
TAMARA
Arequipa
75°

Our goal is to become one of the world's leading low-cost zinc producers.

President's Message

Welcome to Zincore's inaugural annual report. 2006 was a year of great achievements for our shareholders, directors and management. Following a successful $20 million initial public offering, Zincore started trading on the Toronto Stock Exchange on November 8, 2006. Today we have in place:

- A strong, experienced management team
- A team of highly skilled professionals at the operating level
- A strong, independent Board
- A strong treasury, with $17 million in cash and no debt
- An exciting portfolio of assets in southern Peru
- An aggressive strategy to grow the Company

Zincore was created through an agreement with Southwestern Resources to exchange Zincore common shares for 100% ownership of Southwestern's zinc properties in Peru. Southwestern owns 50.4% of Zincore and has been a strongly supportive shareholder of the Company.

Our goal is to become one of the world's leading, low-cost zinc producers. We are operating in one of the best places in the world to find zinc. Peru is the world's third largest zinc producer and has a long mining history. Our focus is Peru, but we are also looking for new opportunities in other prospective countries, particularly in Latin America.

People

Three themes I have been emphasizing since I took this position are people, projects and growth. As a new company in a sector with increasing demand for skills, people are clearly a top priority. We have built strong, experienced and dynamic management and operational teams in our Vancouver office and in Peru.

Under the leadership of our Chair, David Black, we have assembled a Board of Directors of highly skilled and experienced executives. All our directors have experience in the resources sector, with complementary skills in exploration, mine development, finance and law.

Projects

Our initial assets consisted of the Accha-Yanque, Minasccasa and Sayani zinc properties. These quality properties gave us critical mass in southern Peru and an excellent base on which to build the Company.



Drilling on the high-grade Accha deposit.

Accha-Yanque is an advanced exploration project that we expect to quickly move from late stage exploration to feasibility study. In just a few short months we have made substantial progress, expanding the land package from 14,000 hectares to over 45,000 hectares and initiating a 20,000-metre drill program. Results from the first 14 holes of this drill program have demonstrated extensive zones of high-grade mineralization, exceeding our expectations with grades as high as 39% zinc. Three rigs are now on site and have commenced step-out drilling to test expansion potential.

The Minasccasa and Sayani projects are at an earlier stage and show good potential. In 2007 our objectives include securing a community access agreement at Minasccasa and completing surface exploration to define drill targets.

Growth

With a core portfolio of properties in place, we acted quickly to secure new opportunities for growth. In addition to tripling our land holdings at Accha-Yanque, we have staked four blocks of ground in southern Peru where historical work had shown high-grade surface outcroppings of zinc mineralization. These properties – known as Wanda, Arella, Nieves and Tamara – will be the focus of surface exploration activities in 2007 to identify targets and prioritize further exploration. We have also reached an agreement with Brett Resources that enables Zincore to earn up to 80% of Brett's Cerro Condorini Property in southern Peru, where we plan to drill test high potential targets in 2007.

We are excited about being in the zinc business. After many years of low prices and lack of exploration, demand for zinc has increased markedly. Economic liberalization in China, India and many other Asian countries has spurred massive urbanization and building of infrastructure, resulting in big increases in the demand for metals. We are confident demand for zinc will remain strong and we expect to see zinc prices remain well above historical levels.

Outlook

2007 will be a busy year for Zincore as we complete the 20,000-metre drill program at Accha and release an NI 43-101 compliant resource estimate by the third quarter. We also plan to initiate a 10,000-metre drill program at Yanque with the objective of doubling the historical resource estimate. We will continue to announce drill results as they come available, and we are targeting completion of the Accha-Yanque pre-feasibility study by the end of the year.

I would like to thank our team of skilled and dedicated employees whose hard work has enabled us to accomplish a great deal in a few short months. I would also like to thank the investors who participated in our initial public offering, and those who continue to support the Company. In particular, Southwestern's support has been an important component of Zincore's early success. I look forward to having Southwestern as a significant shareholder for many years, and to reporting on a successful 2007.

Timo Jauristo, President & CEO
March 14, 2007

Letter from the Chair

W DAVID BLACK, CHAIR

David is a respected corporate lawyer and founding partner of DuMoulin Black LLP in Vancouver. David's distinguished career in corporate and securities law has been complemented with extensive experience on public company boards.



HENRY GEIGERICH

Henry's career spans 35 years in the zinc industry with Cominco. Henry held numerous positions in operations and projects before moving into an executive position as President and General Manager of Cominco Alaska. A professional engineer, Henry has been honoured throughout his career for leadership within the mining industry.



TIMO JAURISTO, PRESIDENT & CEO

Timo is a geologist with more than 26 years' experience in mining. He joined Southwestern Resources in 2005 as Vice President Corporate Development. Timo played a key role in the formation of Zincore and was appointed President and CEO in mid-2006. Prior to jointing Southwestern, Timo spent 15 years with Placer Dome, most recently as Vice President Corporate Development, where he led two acquisitions valued at more than $1 billion.



REX MCLENNAN

Rex has a proven track record in financial management and business development within large publicly traded resource companies, most recently as Executive Vice President and CFO of Placer Dome. Rex is currently Vice President and CFO of the Vancouver 2010 Olympic Organizing Committee.



MYRON OSATENKO

Myron's career focused on zinc exploration and discovery, primarily in Latin America. He spent many years as a geologist with Cominco and its successor Teck Cominco, most recently as Manager of Exploration for Latin America. His extensive experience in the zinc industry will benefit the Board in working with management to develop Zincore's exploration strategy.



To our Shareholders

On behalf of your Board of Directors, I am pleased to have this opportunity to introduce the directors and share our vision with you. At the core of corporate governance is the role of the Board in overseeing how management serves the interests of shareholders. An active, informed, and involved Board is essential for ensuring integrity, transparency and long-term success. At Zincore, we have assembled a skilled and experienced group of directors who all have proven track records in the resource sector. They bring a strong mix of business and technical expertise that will allow them to be engaged and committed partners in building Zincore's success.

My commitment to you is to ensure the Board fulfills its duties in representing shareholders' best interests. The mandate I have given our directors is to be the Company's most constructive critics, and also its wisest counsel.

Our most important accountability to you is the selection of the CEO. Timo Jauristo has a long and distinguished career in the mining sector, beginning in Australia and most recently with Southwestern Resources, where he leads their corporate development activities. Timo is a professional geologist who has spent his career evaluating exploration and acquisition opportunities. Prior to Southwestern, Timo successfully led Placer Dome's corporate development team through the US$800 million acquisition of Australia's AurionGold and US$300 million acquisition of the North Mara gold mine in Tanzania.

Under Timo's leadership, Zincore's management team has demonstrated a highly professional approach in establishing the Company. Timo has set a tone internally and externally that is consistent with the high ethical and business standards of the Board. I am confident in Timo's ability to lead Zincore through exploration and development and into the mining phase.

Southwestern Resources has been an important sponsor in establishing Zincore and their support has been critical to its success to date. Southwestern's 50.4% ownership in Zincore provides a strong base for the Company as it grows and matures. Like you, they have put their investment under this Board's stewardship.

2007 will be an exciting year for Zincore as the pace of exploration accelerates. I have confidence in management to deliver on their plans and strategies, and the Board looks forward to working with them and representing you throughout the year.

On behalf of the Board,

W David Black, Chair
March 14, 2007

Zincore's Directors have experience in the resources sector with complementary skills in exploration, mine development, finance and legal.

THE EARLY YEARS

1994
Accha deposit is discovered by Southwestern Resources Corp.

1995
Accha is optioned to Cominco.

1995/1996
Cominco drills five diamond drill holes at Accha, intersecting high-grade zinc oxide mineralization.

1996
Rio Tinto drills 13 holes at Yanque, encountering high-grade zones containing >15% lead plus zinc.

1997
Cominco withdraws from the joint venture at Accha.

1998
Accha is optioned to Savage Resources. A total of 35 holes are drilled between June 1998 and January 1999.

1999
Savage announces mineral resource estimates at Accha containing 7.0 million tonnes indicated and 1.8 million tonnes inferred, both grading 8.9% zinc.



ZINCORE THE NEW COMPANY

June 2006
Southwestern decides to spin out Peruvian zinc assets into a new company to fast-track Accha-Yanque toward a development decision.

August 2006
The new company is named Zincore Metals Inc. Timo Jauristo, Southwestern's Vice President of Corporate Development, is named President and CEO.

September 8, 2006
Preliminary prospectus for Zincore is filed. Zincore's goal is to become a leading, low-cost zinc producer with the immediate objective of advancing Accha-Yanque through a disciplined process of exploration, drilling and resource definition.

October 26, 2006
Final long form prospectus for Zincore is filed and the IPO is priced at $0.50 per share for 38 million shares.

1999

Pasminco acquires Savage. Pasminco drills 16 holes at Accha between August 1999 and June 2000.

2000

Pasminco announces an updated mineral resource estimate at Accha containing 3.8 million tonnes grading 8.9% in the indicated category and 2.0 million tonnes grading 11.4% in the inferred category. Accha remains open along strike to the west and down-dip to the south.

Yanque deposit is acquired by Southwestern.

2001

Pasminco declares bankruptcy; Accha Property is returned to Southwestern.

2003/2004

Southwestern consolidates the Accha-Yanque zinc belt and discovers a new zone of mineralization in trenches along a 150 metre east-west strike length, which remains open in both directions.

2005

Southwestern exploration of Accha-Yanque zinc belt.

Early 2006

An NI 43-101 compliant resource estimate is prepared for Yanque, based on work done by Rio Tinto. The estimate contains an inferred resource of 6.6 million tonnes grading 5.3% zinc and 3.5% lead.



November 7, 2006

Zincore IPO closes with 65% institutional and 35% retail ownership. Southwestern retains a 50.4% interest.

November 8, 2006

Zincore starts trading on the TSX under the symbol ZNC. The stock opens at $0.50 and trades as high as $0.74 per share.

November 22, 2006

Underwriters exercise their over-allotment option to acquire an additional two million shares at the IPO price.

November 23, 2006

Drilling at Accha commences. Results from the 20,000-metre planned drill program will enable preparation of an updated resource estimate under NI 43-101.

January 18, 2007

Zincore announces initial drill results at Accha, including 35 metres grading 9.3% zinc.

February 22, 2007

Zincore executes definitive agreements with Brett Resources on earn-in of their Cerro Condorini Property.

February 28, 2007

Zincore announces further high-grade drill results at Accha including 11 metres at 39.1% zinc, 33 metres at 12.5% zinc and 34 metres at 9.4% zinc.

People, Projects, Growth

Zincore was formed in 2006 to unlock the value of Southwestern's zinc holdings in Peru. The Company has moved quickly beyond this initial objective by combining qualified and experienced management with a strong base of projects. Zincore has the talent, skills and ability to execute its plans and strategies, a necessary characteristic of any successful junior mining company.

The right people are in place to deliver on objectives. In Peru, Vernon Arseneau is leading Zincore's exploration activities. A professional geologist with over 30 years of experience, Vern has spent the last 10 years of his international career in South America, including four years as Noranda's Peru exploration manager. Vern's experience managing large exploration projects extends beyond geological expertise and includes experience in community development, social engagement and business development.

"Zincore's ability to attract talented geologists and exploration professionals in Peru has enabled us to get the Accha drilling program up and running efficiently and effectively."

– Vernon Arseneau
Exploration Manager, Peru



Reporting to Vern, the Accha-Yanque Project team is fully staffed. Reflecting Peru's mining expertise, site exploration is directed by Fernando Alvarez and Julio Torres, two highly trained local geologists. The site team and supporting infrastructure has been planned to not only support the intensive 20,000-metre drill program at Accha, but also to service exploration at Yanque and the exploration activities elsewhere with in the Accha-Yanque belt. The camp draws heavily on the surrounding communities for labour and supplies.

As important to the development of Accha-Yanque as the exploration program is the technical and engineering work required to advance the project through scoping and pre-feasibility studies to a bankable feasibility study. Paul Schmidt is responsible for the pre-feasibility study and has led engineering and feasibility studies for many international mining projects. He has acted as both an owner's representative and a consultant so he brings a broad perspective of the requirements to advance a project and maintain schedules. His networks of professional relationships have been critical in building the team of specialist consultants required for a zinc oxide project.



Above: Exploration team at the Accha camp. **Below, left:** Consulting with local residents.

Zincore's Vancouver team is in place to provide the leadership, support and financing for the exploration and development activities. Timo Jauristo, Zincore's President and CEO, brings extensive experience within the core areas required to make Zincore successful – exploration and acquisitions. He led the restructuring of the zinc assets within Southwestern's portfolio that led to the formation of Zincore. The vision of spinning out the zinc assets, accelerating their development and growing from that base is what is driving the Company.

Greg Martin joined Zincore as Vice President and CFO after a successful 10 year career within the finance areas of Placer Dome. He brings a broad base of experience in corporate finance, treasury and corporate development and is well versed in dealing with public equity markets. Corporate Secretary Susy Horna has been involved in the legal affairs of a number of mining companies and her knowledge has been extremely valuable for a start-up company.

"We received great support for Zincore during the IPO. Running the business professionally and transparently will ensure we maintain the markets' confidence."

– Greg Martin
Vice President and CFO

Integral to Zincore's focus on people is its commitment to the communities surrounding its properties. As part of its partnership with the communities around Accha, the Company has consulted extensively to identify projects that provide both mutual benefits and a lasting impact. To date the Company assisted Parcco, the local town, to build a new road to link Parcco with an existing road system, upgraded school facilities at Parcco and constructed new fencing to protect livestock from the exploration activities. Zincore will continue to build a respectful working relationship with the local communities focused on partnership and joint contribution.

The mining business demands talented people and Zincore, as it grows, will look to attract those that share its commitment to . professionalism and success.


N
Santo Tomás River
Accha
TITIMINAS WEST
ACCHA DEPOSIT
CAPAYOCC
TOCCO TOCCO
AZULCANCHA
SAYACC-UCHUY
TABLA
Velille River
PUYANI
COLLPA
YURAC
OSCOLLO
SULLCA
CHURIRE
MINASCCASA
QUERAYOCC
MINASHUAYCCO
YANQUE DEPOSIT
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sediments
Zinc prospect
Zinc deposit
0 1 5 10
kilometres

"High-grade results from drilling on the Accha deposit demonstrate the potential of the Accha-Yanque zinc belt. As we transition to step out drilling we will begin to understand the true size potential of the orebody."

– Timo Jauristo
President and CEO

The **Accha-Yanque** zinc oxide project is Zincore's most advanced asset and will be the focus of the Company's exploration and development efforts in 2007. Accha-Yanque has the potential to become a significant zinc metal producing mine. Based on historical exploration, it ranks as one of the largest and highest-grade open pit projects when compared to other zinc projects currently being assessed for development. During 2007, Zincore will complete a 30,000-metre drill program on the Accha-Yanque Project to upgrade the historical mineral resources to NI 43-101 standards and to test extensions of mineralization with the goal of doubling historical resources. Completion of a pre-feasibility study targeting zinc metal production utilizing a zinc oxide solvent extraction electrowinning (SXEW) process will parallel the exploration activities.

Located south of the city of Cuzco in southern Peru, Accha-Yanque extends along the northern margin of the Apurimac Batholith. The Accha deposit to the north is approximately 30 kilometres from the Yanque deposit and mineralization has been identified within a number of zinc oxide occurrences between these areas. Zincore holds 100% of the Project that covers approximately 45,000 hectares.

Exploration in the first half of the year will focus on the Accha deposit where a planned 20,000-metre drill program commenced in November 2006. Zincore has released results from the first 14 holes of this program. Results have demonstrated the high-grade nature of the Accha zinc ore and have confirmed and extended at depth areas within the strike length of the historical mineral resource. Drill intercepts highlight the potential for Accha to be a substantial high-grade open pit mining operation. Results announced to the date of this report include the following highlights:

- 11 metres at 39% zinc from 113 metres in hole AC 13
- 34 metres at 9.42% zinc from 87 metres in hole AC 06
- 33 metres at 12.54% zinc from 209 metres in hole AC 10
- 35 metres at 9.31% zinc from 48 metres in hole AC 02 and
- 17 metres at 8.65% zinc from 103 metres in hole AC 04.

The full content of the news releases related to the above intersections and results from any subsequent drilling are available on Zincore's website at www.zincoremetals.com. The exploration program will culminate with a compliant resource estimate in the third quarter of the year.

During the second half of the year, upon obtaining required permits, drilling activities will shift to the Yanque deposit and to the high-priority target areas between the two deposits such as Puyani. A 10,000-metre drill program has been planned at Yanque that may be increased if results warrant. The drilling will enable an updated resource estimate to be prepared to support the completion of the pre-feasibility study.

Historical Resource Estimates
(under AUSIMM/JORC Standards)[1,2,3]

ACCHA

Savage Estimate 1999[3]	Tonnes	Zn%	Pb%	Contained Zn (M lbs)
Indicated	7,056,070	8.9	-	1,384
Inferred	1,831,739	8.9	-	359

Pasminco Estimate 2000	Tonnes	Zn%	Pb%	Contained Zn (M lbs)
Indicated	3,762,174	8.9	1.0	738
Inferred	1,994,331	11.4	1.9	501

Resource Estimates[1,5]

YANQUE

LDS Winter 2006	Tonnes	Zn%	Pb%	Contained Zn (M lbs)
Inferred	6,600,000	5.3	3.5	771

[1,2,3,4,5] See inside back cover for footnotes.

Watts, Griffis and McOuat has been retained to consult on the technical aspects of the exploration program and prepare the mineral resource estimates. They have visited the Project site twice and are active in reviewing the ongoing program.

The processing circuit for zinc oxides is an important part of the Accha-Yanque Project. Zincore is pursuing dense media separation of ore from limestone followed by low-cost SXEW processing to produce zinc metal. Green Team International (GTI) has been retained to complete testwork on the ore and to design the processing circuit. GTI principals were responsible for the design of Anglo American's Skorpion SXEW mine in Namibia. Mineralized core from recent metallurgical drill holes has been sent to South Africa to provide further material for testing on Accha ore. Preliminary work on Yanque ore utilizing core from historical drilling conducted by Rio Tinto has also begun. Results from this work will be available starting mid-year.

"We have assembled the world leaders in zinc oxide SXEW processing, and they are confident in its application to the Accha ore."

– Paul Schmidt
Pre-feasibility Study Manager

Other aspects of the pre-feasibility study are being advanced. Baseline environmental studies and water sampling have been completed. Consultants have been retained to study power supply, logistics and environmental assessments and proposals for the areas of mine and tailings designs have been sent to select consultants.


N
Zinc gossan outcrop
Sandstone, conglomerate
Marl key beds
Laminar chertic limestone
Massive limestone
Laminar limestone
Lower chertic-massive limestone
Geological thrust
Major fault
Minor fault
Existing drill hole vertical
Existing drill hole inclined
Existing surface trench
New drill holes
AC_12
AC_06
AC_03
AC_08
AC_11
AC_02
AC_04
AC_14
AC_10
AC_05
AC_13
AC_01
AC_09
AC_07
The new holes AC_01 to AC_04 have been twinned with a second hole for metallurgical analysis (MET01-04).
0
50
100
metres


SW_P12
AC_06
including 18.85m 13.46%Zn,1.33%Pb
SA_11
AC 04
PROPOSED 2007
DRILL HOLE
SAC_08
SAC_10
Section 186800E Looking West

Savage Resources completed a positive scoping study in 1999 on the Accha deposit that contemplated a 75,000-tonne per year SXEW zinc metal operation. By sourcing ore from both Accha and Yanque, expanding the deposits and identifying additional ore elsewhere along the belt, Zincore is scoping a larger project.

Activities on site are guided by the principles required to build long-term relationships with host communities. Achieving the objectives at Accha-Yanque requires professional programs and a high standard of conduct. Zincore is committed to acting as a responsible corporate citizen and respectful partner with all its stakeholders.

2007 will be an exciting year for the Accha-Yanque Property and, therefore, Zincore. Exploration results and a pre-feasibility study will define the scope of the project. Zincore has budgeted approximately $8 million for exploration and development work reflecting the substantial and aggressive exploration program. Zincore is committed to advancing the project rapidly as part of our goal to make Zincore a leading low-cost zinc producer.



Above top: The Accha exploration camp. **Bottom left:** Looking west to the Accha deposit. **Right:** Mapping the zinc gossan.

"Results from the Accha drilling program demonstrate the near surface, high-grade nature of the Accha deposit. Step out drilling to the west has commenced."

– Vernon Arseneau
Exploration Manager, Peru

Zincore is pursuing two areas of growth with the objectives of finding additional zinc resources and becoming a significant zinc producer. The exploration program at Accha-Yanque is the first major thrust of growth, but the opportunities within Zincore already extend well beyond the exciting Accha and Yanque deposits.

Since forming the Company with three properties, Accha-Yanque, Minasccasa and Sayani, Zincore's management has been active expanding its land holdings and adding to its portfolio. An important first step was to secure Zincore's position in the Accha-Yanque belt and stake the high potential surrounding ground. The Accha-Yanque Project holdings were more than tripled from 14,000 to 45,000 hectares. Zincore now controls both the western and eastern sides of the zinc belt where prior work has shown numerous zinc oxide mineralization occurrences. This ground allows the development of the entire belt to be approached as a single project.

To leverage its team and presence, Zincore staked four blocks of concessions in southern Peru hosting surface zinc mineralization. While early stage, with the team already established, Zincore will evaluate these opportunities quickly and inexpensively.

In February Zincore announced it had executed an earn-in agreement with Brett Resources to acquire up to 80% of Brett's Cerro Condorini Property in southern Peru. Due diligence work confirmed a number of areas of interest on the Property that Brett had recently identified, some of which are within historical mine works. Zincore staked additional concessions along the trend of mineralization and they now form part of the Cerro Condorini Property.

These opportunities have increased Zincore's growth prospects and are consistent with the focus on Peru and the strategy of leveraging its established presence to achieve cost effective exploration.

Zincore's early success building a growth pipeline allows the Company to begin adding value across these new opportunities and at Minasccasa and Sayani. In particular Zincore will drill test high potential targets within the Cerro Condorini Property, assess the east side of the Accha-Yanque belt and pursue a community access agreement at Minasccasa in order to commence active exploration. These programs will complement the extensive efforts already underway at Accha-Yanque.

Zincore is actively looking for further opportunities that fit within its strategy. A near production opportunity remains a target consistent with the strategy of building an active mining business and consolidating Latin American zinc opportunities.





ZINCORE METALS INC.

Nine month period ended December 31, 2006
and period from September 21, 2005 to March 31, 2006

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries ("Zincore" or the "Company") for the three and nine month periods ended December 31, 2006 should be read in conjunction with the Company's audited consolidated financial statements including the notes thereto for the periods ended December 31, 2006 and March 31, 2006. This report has taken into account information available up to and including March 14, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

In June 2006 Zincore changed its financial year end from March 31 to December 31. As a result its reporting period is from April 1, 2006 through December 31, 2006. As this period includes nine months it may not be representative of future annual periods.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown on the Company's consolidated balance sheets for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of such properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

DESCRIPTION OF BUSINESS

Zincore was incorporated on September 21, 2005 as an indirect wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") and commenced operations as a zinc mineral exploration and development company following the restructuring by Southwestern of its zinc properties. On November 8, 2006 Zincore closed its initial public offering ("IPO") by issuing 38 million common shares for gross proceeds of $19 million and the trading of its common shares commenced on the Toronto Stock Exchange under the symbol ZNC.

The Company is engaged in the exploration and development of zinc mineral properties located in Peru. Zincore's properties are in the exploratory stage and are thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependent on additional equity or debt capital or divestitures to finance its activities.

Zincore's strategy consists of exploration, definition drilling and a technical study at its Accha-Yanque Property, initial exploration of its other properties to further assess potential and develop more detailed exploration programs, and adding high potential properties to its portfolio.

Zincore's near term success will be measured by its ability to increase the amount and quality of its zinc mineral resources and by its ability to advance its projects towards development decisions. The Company's key objectives for 2007 are the completion of the drilling programs on the Accha and Yanque deposits, preparation of mineral resource estimates for each deposit and the delivery of a pre-feasibility study on the Accha-Yanque Property by the end of the year.

As of the date of this MD&A, Southwestern owned 38.6 million common shares of Zincore or 50.4% of the total issued and outstanding number of Zincore's common shares. Of these common shares held by Southwestern, 34 million are subject to a lockup agreement expiring on November 7, 2008.

OVERALL PERFORMANCE

Significant events for the Company in fiscal 2006 include the structuring of the Company and closing of the transaction with Southwestern to acquire zinc assets, the IPO of its common shares and the commencement of trading on the Toronto Stock Exchange. These activities enabled Zincore to raise the capital required by the Company to execute its exploration strategy.

Zincore established its Vancouver-based head office and Peru-based exploration operations in 2006. In November 2006 the Company commenced active exploration on its properties with a focus on the Accha-Yanque zinc oxide project.

The Company ended 2006 in a strong financial position with $17.7 million in cash and no long term debt. All of the Company's properties are in the exploration stage and as a result Zincore's performance is largely dictated by the success of its exploration activities rather than its operating and financial results.

SELECTED ANNUAL INFORMATION

Fiscal period ended	**Nine month period ended December 31 2006**	Sept 21, 2005 to March 31 2006
Interest and other income	**$ 111,149**	$ 640
Net loss	**$ 1,566,303**	$ 28,344
Net loss per share	**$ 0.06**	N/A
Total assets	**$ 21,927,177**	$ 2,426,143
Financial liabilities	**$ 506,380**	$ 2,554,867
Cash dividends per share	**Nil**	Nil

The Company was relatively inactive prior to March 31, 2006 as it had not commenced active exploration on any of its properties. Therefore annual period comparisons are not relevant.

RESULTS OF OPERATIONS

Zincore has limited operating history and no relevant historical periods upon which to compare 2006 financial results or December 31, 2006 quarterly results. The Company was inactive pending negotiation of the agreement to acquire Southwestern's zinc assets for common shares. In general, the levels of activity and spending have been increasing quarter on quarter in relation to the maturity of the Company as it transitioned from a wholly owned subsidiary to a publicly traded company and in relation to its increasing exploration activities. Spending is expected to increase through the first quarter of 2007 and stabilize near those levels assuming no material change in the current scope of operations.

For the nine month period ended December 31, 2006, the Company had a net loss of $1,566,303 or $0.06 per share. Expenditures increased throughout the year as a result of corporate activity, related to management and public company costs, and exploration activity, due to commencing its operations in Peru and evaluating new property opportunities.

The largest expense items were consulting and management fees totalling $499,728 and stock-based compensation costs of $433,094. Stock-based compensation expenses resulted from stock options issued to directors, management, employees and consultants concurrent with the IPO. General exploration expenses totalled $389,919 for the period and consisted principally of reconnaissance exploration costs and preliminary work on new properties and a portion of the Peru exploration office costs. Costs relating to new properties have been expensed until an assessment of their potential is completed and a decision made to commence a detailed exploration program. Office expenses of $84,464 primarily related to the services agreement with Southwestern pursuant to which Southwestern provides office space, accounting and administrative services to Zincore. Zincore anticipates moving into its own office space during the second quarter of 2007, and this services agreement with Southwestern will be restructured as appropriate. Legal and accounting expenses of $74,808 were incurred for internal and external legal services unrelated to the IPO and audit fees.

Interest income of $111,149 was earned with the majority of such income earned in the fourth quarter as a result of the increase in the Company's cash resources upon closing of the IPO.

Accha-Yanque Property

Zincore's initial exploration and development activities are concentrated on the 100% owned Accha-Yanque zinc oxide property in Peru. The Accha-Yanque Property which originally consisted of 23 claims totalling 14,230 hectares has, through the application to the Peruvian government for 33 new claims, increased to over 45,000 hectares. The Company identified an exploration program with the objectives of defining the historical mineral resources on the Accha deposit as current mineral resources under National Instrument 43-101 ("NI 43-101"), expanding the known historical mineral resources and increasing and updating the current inferred mineral resources at Yanque.

The objectives of the first exploration phase are resource definition and expansion, including the preparation of NI 43-101 current mineral resource estimates and preliminary engineering studies. Provided that upon conclusion of the first exploration phase sufficient measured and indicated mineral resources are identified and satisfactory engineering and metallurgical studies and test work results are achieved and a recommendation from a qualified person is received, a pre-feasibility phase totalling approximately $1.2 million will commence.

On November 23, 2006 the Company announced that a 20,000 metre diamond drill program had commenced at the Accha deposit. The initial drilling within this program was within the historical resource envelope with later drilling targeting deposit expansion. On January 18, 2007 the Company announced the results of the first four holes which included intercepts of 34.9 metres of 9.31% zinc from 48 metres and 17.3 metres of 8.65% zinc from 103 metres.[1] Results from the four holes were consistent with expectations based on the historical resource model with a new zone being identified at depth. On February 28, 2007 the Company announced results of 10 subsequent drill holes. Highlights of this drilling include 11 metres of 39.4% zinc from 113 metres, 33 metres of 12.5% zinc from 209 metres and 34 metres at 9.4% zinc from 87 metres.[2] The drill program is ongoing with two drills active and a third drill on site.

The Company has commenced a consultation process with the communities around the Yanque deposit with the objective of obtaining an access agreement. An access agreement with local communities is required before the application for a drilling permit can be submitted. A number of meetings have been held within the Yanque community and progress towards completing an agreement has been made.

At year end the Company had a site team of 19 individuals including 5 geologists. Additionally Watts, Griffis and McOuat ("WGM") has been retained to advise on the exploration drilling and prepare NI 43-101 mineral resource estimates. WGM has travelled to site to review the drill program and confirm the quality assurance procedures.

[1] For complete details see Zincore's press release dated January 18, 2007 available at www.zincoremetals.com or on SEDAR at www.sedar.com.

[2] For complete details see Zincore's press release dated February 28, 2007 available at www.zincoremetals.com or on SEDAR at www.sedar.com.

Metallurgical test work commenced in October 2006 with a focus on testing the response of different Accha ore types to dense media separation. Four new metallurgical holes were drilled and mineralized sections of core from these holes have been shipped to South Africa for use in the test work program.

Other activities related to the scoping study work were completed during the year including water sampling and baseline environmental work. Requests for proposals have been distributed for environmental and geotechnical work and for logistics, power sourcing and related activities.

In the quarter ending December 31, 2006, Zincore deferred $892,392 in expenditures related to the Accha-Yanque Property and expenditures of $1,707,773 for the nine month period ended December 31, 2006.

Cerro Condorini Property

In October 2006 the Company entered into a letter agreement to acquire an interest in the Cerro Condorini Property from Brett Resources Inc. ("Brett"). Following the completion of Zincore's due diligence, definitive agreements were prepared and executed on February 22, 2007. As of such date Zincore assumed responsibility for the Cerro Condorini Property and the exploration program pursuant to the definitive agreements and a related mining assignment agreement that was registered with the public registry in Peru.

The Cerro Condorini Property comprises 3,600 hectares, located 10 kilometres from the town of Nunoa in southern Peru and 35 kilometres south of Bear Creek Mining Corporation's Corani Project. Early stage work by Brett found high-grade zinc, lead and silver mineralization in historical mine workings on the properties and identified zones of oxide zinc mineralization along strike to the northwest of the historical mine in a broad zone.

Under the terms of the agreement, the Company has the option to earn a 60% interest in the property, by spending $1,725,000[3] on exploration on the property and making cash payments to Brett of $86,250 over three years. The first year's exploration expenditure of $230,000 and payment of $28,750 is a firm commitment. Zincore has been appointed operator of the property. The parties will incor-

[3] All commitments are in United States dollars and have been converted to Canadian dollars at 1.15 CAD/USD.

porate a Peruvian corporation in accordance with their respective interests to continue exploration on the property. Upon earning its 60% interest, the Company can earn an additional 10% interest in the Cerro Condorini Property (for a total 70% interest) by contributing $2,875,000 over two years toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing $4,600,000 over the following four years towards continued exploration on the property.

Other Exploration Properties

Since incorporation, the Company has taken a number of steps to increase its exploration property portfolio beyond those properties it acquired from Southwestern. Zincore applied for nine claims covering five new properties and 6,300 hectares in central and southern Peru. The claims cover areas identified by historical exploration work as hosting surface zinc mineralization.

The Company completed an initial review and compilation of all data available for the recently staked properties in advance of planned field work expected to be completed over the next year. Expenditures on these properties were expensed as incurred.

No work was completed on the Minasccasa Property during the fourth quarter while work on the Sayani Property was limited to compilation of historical data.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements dated December 31, 2006.

Fiscal quarter ended	**December 31 2006**	September 30 2006	June 30 2006[4]
Interest and other income	**$ 108,721**	$ 806	$ 1,622
Net loss	**$ 969,754**	$ 395,620	$ 200,929
Net loss per share	**$ 0.03**	$ 0.03	N/A
Total assets	**$ 21,927,177**	$ 3,594,188	$ 3,070,974
Financial liabilities	**$ 506,380**	$ 1,216,985	$ 3,400,627
Cash dividends per share	**Nil**	Nil	Nil

Expenditures have increased quarter on quarter reflecting the increased level of activity with Zincore becoming a listed issuer in the fourth quarter and commencing active exploration on its properties. The fourth quarter net loss was $969,754 compared to a loss of $395,620 in the third quarter. Contributing to this increased loss was a fourth quarter expense of $433,094 for stock-based compensation resulting from the grant of stock options to management and consultants concurrent with the IPO. Consulting and management fees were $95,380 higher in the fourth quarter relative to the third quarter due to the increased activity as described above. Legal and accounting expenses in the fourth quarter were higher reflecting primarily the year end audit costs. Additionally, costs in the fourth quarter associated with IPO related travel, preparation of year end materials and the annual report contributed to higher costs relative to the third quarter. These higher costs were partially offset by interest income of $108,721 in the fourth quarter versus interest income of $806 in the third quarter reflecting the higher cash balances upon receipt of the IPO funds.

The increase in total assets in the fourth quarter reflects principally the $18,280,254 in net cash proceeds raised through the IPO and related over-allotment option.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

The Company had working capital of $17,332,644 as at December 31, 2006 compared to a working capital deficiency of $673,307 at September 30, 2006. The change resulted from the proceeds raised through the IPO combined with the repayment of loans to Southwestern in common shares as detailed further below.

Prior to its IPO Zincore financed its operations through working capital loans from Southwestern including a $200,000 convertible loan and $1.3 million bridge loan. In August 2006 Southwestern elected to convert the $200,000 drawn on the convertible loan into two million common shares of Zincore and accrued interest was waived. In October 2006 the bridge loan was made repayable at Zincore's election by way of the issuance of common shares of Zincore at the IPO price. On October 18, 2006 the bridge loan was repaid through the issuance of 2.6 million common shares to Southwestern.

On November 8, 2006 Zincore closed its IPO by issuing 38 million common shares for gross proceeds of $19 million. After

[4] The Company did not prepare financial statements for prior quarters as it was a non-reporting issuer at such time.

deducting commissions and offering costs, net cash proceeds were $17,345,254. On November 22, 2006 the underwriters of the IPO fully exercised their over-allotment option granted in relation to the IPO and the Company issued a further two million common shares for additional net cash proceeds of $935,000. The underwriters were also issued a total of 2.47 million warrants exercisable for one year at the IPO price of $0.50. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation assuming an average volatility of 79%, a risk free interest rate of 3.9%, a one year term to expiry and no annual dividends. A fair value for the warrants of $395,200 was recorded as share issue costs.

Zincore's cash position at December 31, 2006 was $17,672,092. The Company had no long-term liabilities and current liabilities of $506,380. Accounts payable related to drilling costs incurred at the Accha-Yanque Property and other payables. An amount due to affiliated companies of $56,066 was an intercompany payable in favour of Southwestern relating to Southwestern employees who provided services to Zincore outside of the scope of the services agreement that exists between the two companies.

The Company's material contractual obligations include an office lease agreement for its corporate office in Vancouver. The lease is for a four-year term commencing on March 1, 2007 and expiring on February 28, 2011. The agreement covers rent and operating expenses which are currently estimated at $9,905 per month.

Contractual Obligations		Payments due by period		
	Total	Less than 1 year	1-3 years	3-5 years
Operating lease obligations	$475,440	$99,050	$237,720	$138,670

Zincore has no commitments for capital expenditures, and required exploration and development expenses are limited to $0.23 million in exploration on the Cerro Condorini Property. However, during 2007 the Company expects to spend approximately $8 million on exploration and development of the Accha-Yanque Property and $0.5 million on exploration at other properties. The majority of these expenditures will be capitalized to mineral properties. Net corporate and other exploration costs in Canada and Peru are expected to total approximately $2 million in 2007. In order to maintain its claims in Peru in good standing, approximately $85,000 must be spent on concession holding costs over the next 12 months.

The Company has financial resources that exceed its planned 12 month exploration and technical study expenditures and corporate costs. The success of exploration programs and other property transactions can have a significant impact on spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital. Zincore has no pre-arranged sources of debt financing.

The Company is exposed to foreign exchange risks as it holds the majority of its cash balances in Canadian dollars and incurs expenses principally in Canadian and US dollars, Peruvian soles and South African rand. A weakening of the Canadian dollar relative to these currencies would result in a higher reported exploration and development expense.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

Zincore has entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. The terms of this agreement will be renegotiated on Zincore moving to its own office space. Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect wholly owned subsidiary, entered into an Outsourcing Operating Assistance Services Agreement with Southwestern's indirect wholly owned subsidiary, Minera del Suroeste ("MISOSA"), whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of $13,225 (US$11,500) per month. Effective February 1, 2007 the Collasuyo services agreement was amended to an amount of $9,370 (US$8,150) per month reflecting Collasuyo's reduced use of services as it has hired additional employees. During the nine month period ended December 31, 2006, the Company paid a total of $239,633 to Southwestern and MISOSA under these services agreements.

During the nine month period ended December 31, 2006, Zincore paid $87,840 for management services under an agreement with a company controlled by a director who is also an officer of the Company.

Prior to its IPO, Zincore was a wholly owned subsidiary of Southwestern. Southwestern provided financing by way of loans to fund Zincore's operations as detailed in the liquidity section above. Additionally Zincore acquired from Southwestern the zinc assets in exchange for shares in the Company. The Company issued 31,999,999 shares to Southwestern in consideration for the zinc assets, working capital advances and other assets valued at $2,902,476. Zincore also issued 4.6 million shares to Southwestern in repayment of loans totalling $1.5 million.

Southwestern subscribed for two million shares in the IPO at a cost of $1 million.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, advances and other receivables, accounts payable and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, payable due to affiliated companies and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments," establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not change or adopt any accounting policies. In June 2006 Zincore changed its financial year-end from March 31 to December 31.

FUTURE CHANGES IN ACCOUNTING POLICIES

A new Canadian standard for the accounting of Financial Instruments – Recognition and Measurement, Section 3855, becomes effective for annual and interim periods in fiscal years beginning on or after October 1, 2006.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Adoption of this standard will not have a material impact on the Company's financial statements.

SHARE CAPITAL INFORMATION

As at the date of this report the Company has an unlimited number of common shares authorized for issuance, with 76.6 million issued and outstanding. Zincore has 3,298,000 options outstanding of which 1,172,333 have vested and are available for exercise. The Company also has 2,470,000 outstanding warrants available to be exercised. No warrants or options were exercised between December 31, 2006 and the date of this report.

The Company has two classes of preferred shares authorized with none issued.

SUBSEQUENT EVENTS

On January 18, 2007 the Company issued 100,000 stock options with a strike price of $0.76 per option to a director of the Company as part of an agreement for the director to provide technical services to the Company.

On February 22, 2007 Zincore executed definitive agreements with Brett relating to its right to earn-in to the Cerro Condorini Property from Brett as described in "Results of Operations."

On February 25, 2007 the Company issued 100,000 stock options with a strike price of $0.74 per option to a consultant to the Company as part of an agreement for the consultant to provide exploration related services to the Company.

RISKS AND UNCERTAINTIES

No History of Earnings

The Company has only recently commenced business. To date, the Company has had no revenue from the exploration activities on its properties. The Company has not yet determined that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uncertainty of Additional Financing

Current financial resources are expected to be able to fund the Company's operations through the next fiscal year. Operations past that time may require additional financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.

Mineral Exploration and Development Activities Are Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore and there is no assurance that any will ever be found to contain a body of commercial ore. There is no assurance that the results of the Company's Phase I exploration program will be sufficient for the Company to proceed with the Phase II pre-feasibility study on the Accha-Yanque Property. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company will carry liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru, often in difficult climate conditions.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

If any of the Company's properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Uncertainty of Acquiring Required Permits or Access Agreements

The Company must obtain additional permits to complete its

planned exploration and development program. Prior to applying for permits, access agreements with local communities are required. There is no assurance that the Company will be able to obtain the permits or access agreements or obtain them in a timely manner.

Uncertainty of Quantification/Estimation of Mineral Resource Estimates

The figures for inferred mineral resources for the Yanque area are estimates and no assurance can be given that the stated tonnages and grades will be achieved. In addition, while the Company has historical JORC mineral resources on the Accha area, they are not NI 43-101 current mineral resources at this time. Until sufficient work is completed to classify these historical resource estimates as current mineral resources under NI 43-101, the Company will not be able to determine their reliability.

Dependence on Management

The Company will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Political Investment Risk; Political Instability in Developing Countries

The Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Presidential, congressional and regional elections took place in Peru in the spring of 2006, and a new national government took office in July 2006. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets and operations in Peru. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company's operations in Peru will entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries." The status of Peru as a developing country may make it more difficult for the Company to obtain any required financing because of the investment risks associated with it.

Economic Uncertainty in Developing Countries

The Company's operations in Peru may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Exploration and development in Peru are also subject to risk. Peru's fiscal regime has historically been favourable to the mining industry and has been relatively stable over the past 10 years or so, but there is a risk that this could change. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business. However, its current and future mineral exploration activities could be impacted by political and/or economic developments.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Company will be successful in obtaining all required permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk" below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Current Mineral Exploration Conditions

While the current infrastructure in Peru is adequate to support the Company's activities at its properties, the infrastructure at the Accha-Yanque Property and other properties will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. Based on a review of records maintained by the relevant government agencies in Peru, and, based upon legal opinions prepared for the Company, the Accha-Yanque Property and other properties are registered in the name of the Company or are under application to the applicable government authority. There is no guarantee of title to any of the Company's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the market price of minerals produced and the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company's exploration activities in Peru will render it subject to foreign currency fluctuations. While the Company expects to minimize the risks associated with foreign currency fluctuations by holding essentially all of its cash and short term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollars could have an adverse impact on the financial position of the Company. Since the Company's financial results will be reported in Canadian dollars, its financial position and results will be impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but does not currently intend to carry any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Legal Proceedings

Since substantially all of the Company's assets are located outside of Canada, there may be difficulties in enforcing in Canadian courts any judgments obtained by the Company in foreign jurisdictions. Similarly to the extent that the Company's assets are located outside of Canada, investors may have difficulty collecting from the Company on any judgments obtained in Canadian courts and predicated on the civil liability provisions of securities legislation. The Company may be subject to legal proceedings and judgments in foreign jurisdictions.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any persons who may become holders of common shares as a result of or subsequent to the IPO.

Share Price Subject to Volatility

The market price of the securities of a publicly traded issuer, in particular a junior resource issuer, is affected by many variables not directly related to exploration success, including the market for junior resource securities, economic performance, commodity prices, availability of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market price of Zincore's common shares suggest that Zincore's share price may be subject to volatility.

DISCLOSURE CONTROL AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were operating effectively as of December 31, 2006.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, including the Company's audited consolidated financial statements for the period ended March 31, 2006 presented in the Company's prospectus dated October 26, 2006. The annual information form for the period ended December 31, 2006 will be filed on or about March 21, 2007.

ZINCORE METALS INC.

TO THE SHAREHOLDERS OF ZINCORE METALS INC.

We have audited the consolidated balance sheets of Zincore Metals Inc. as at December 31, 2006 and March 31, 2006 and the consolidated statements of loss and deficit and cash flows for the nine month period ended December 31, 2006 and for the period from September 21, 2005 (date of incorporation) to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and March 31, 2006 and the results of its operations and its cash flows for the nine month period ended December 31, 2006 and for the period from September 21, 2005 to March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 14, 2007

ZINCORE METALS INC

	December 31 2006	March 31 2006
ASSETS		
Current		
Cash and cash equivalents	**$ 17,672,092**	$ 241,257
Advances and other receivables	**166,932**	12,259
	17,839,024	253,516
Other assets	**75,340**	–
Property, plant and equipment NOTE 4	**120,867**	62,239
Mineral properties NOTE 5	**3,891,946**	2,110,388
	$ 21,927,177	$ 2,426,143
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 450,314**	$ 4,137
Due to affiliated companies NOTE 9	**56,066**	2,550,730
	506,380	2,554,867
SHAREHOLDERS' EQUITY (DEFICIENCY IN ASSETS)		
Share capital NOTE 6	**22,287,531**	1
Contributed surplus	**828,294**	–
Deficit	**(1,695,028)**	(128,725)
	21,420,797	(128,724)
	$ 21,927,177	$ 2,426,143

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

W DAVID BLACK

TIMO JAURISTO

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Nine months ended December 31 2006	Period from September 21, 2005* to March 31 2006
EXPENSES		
Consulting and management fees	**$ 499,728**	$ 6,943
General exploration	**389,919**	3,478
Foreign exchange gain	**(12,155)**	(3,973)
Legal and accounting	**74,808**	22,350
Stock-based compensation NOTE 6	**433,094**	–
Shareholder information	**130,605**	–
Office expense	**84,646**	186
Travel	**76,807**	–
Loss before undernoted items	**(1,677,452)**	(28,984)
Interest and other income	**111,149**	640
Net loss for the period	**(1,566,303)**	(28,344)
Deficit at beginning of period	**(128,725)**	–
Related party transaction NOTE 3	**–**	(100,381)
Deficit at end of period	**$ (1,695,028)**	$ (128,725)
Loss per share – basic and diluted	**$ (0.06)**	$ N/A
Weighted-average number of shares outstanding	**24,401,455**	1

See accompanying notes to consolidated financial statements

*Date of Incorporation

	Nine months ended December 31 2006	Period from September 21, 2005* to March 31 2006
OPERATING ACTIVITIES		
Net loss for the period	$ (1,566,303)	$ (28,344)
Items not involving cash		
Depreciation	332	–
Stock-based compensation	433,094	–
	(1,132,877)	(28,344)
Change in non-cash operating working capital items		
Increase in advances and other receivables	(127,230)	–
Increase in accounts payable and accrued charges	172,218	–
Cash used in operating activities	(1,087,889)	(28,344)
INVESTING ACTIVITIES		
Additions to other assets	(75,340)	–
Additions to property, plant and equipment	(77,010)	(63,753)
Mineral property expenditures	(1,409,181)	(80,955)
Cash used in investing activities	(1,561,531)	(144,708)
FINANCING ACTIVITIES		
Loans from affiliated company	–	414,309
Shares issued	20,080,255	–
Cash provided by financing activities	20,080,255	414,309
Increase in cash and cash equivalents during the period	17,430,835	241,257
Cash and cash equivalents at beginning of period	241,257	–
Cash and cash equivalents at end of period	$ 17,672,092	$ 241,257
Cash and cash equivalents consist of:		
Cash	$ 12,672,936	$ 241,257
Short-term investments	4,999,156	–
	$ 17,672,092	$ 241,257
Non-cash investing and financing item		
Mineral properties contributed by an affiliated company	$ –	$ 2,029,433
Debt owing to Southwestern settled for 36,599,999 common shares	$ 4,402,476	$ –
Interest paid	$ 11,884	$ –
Interest received	$ 96,051	$ 636

See accompanying notes to consolidated financial statements

*Date of Incorporation

ZINCORE METALS INC.

Nine month period ended December 31, 2006
and period from September 21, 2005 to March 31, 2006

1/ DESCRIPTION OF BUSINESS

Zincore Metals Inc. ("Zincore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of zinc properties in Peru and elsewhere.

The Company was incorporated as Peru Zinc Corporation on September 21, 2005 in the Province of British Columbia as a 100% owned subsidiary of Southwestern Resources Corp. ("Southwestern"). The Company subsequently changed its name to Southern Zinc Corporation on April 26, 2006 and Zincore Metals Inc. on June 5, 2006.

The Company has sufficient working capital in the near term to fund ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

2/ SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company also assessed whether it has any variable interest entities in which it is the primary economic beneficiary and identified none. All intercompany balances and transactions have been eliminated upon consolidation.

b) Financial Instruments

The Company's financial assets and liabilities are cash, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

c) Mineral Properties

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interest carrying values.

d) Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Vehicles	30%

e) Foreign Currency Translation

The Company's functional currency is the Canadian dollar. The Company's foreign subsidiaries are considered to be integrated operations. Accordingly, the Company utilizes the temporal method to translate the financial statements of these subsidiaries into Canadian dollars. All foreign currencies are translated into Canadian dollars using weighted average rates for the period for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

g) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, stock-based compensation and contingent liabilities. Actual results may differ from those estimates.

h) Stock-based Compensation

Compensation expense for options granted is determined based on the estimated fair value of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. The fair value of all stock-based awards is estimated using the Black-Scholes model.

3/ ACQUISITION OF ASSETS

a) Pursuant to an agreement, dated December 27, 2005, between Minera del Suroeste S.A. ("MISOSA"), an indirect, wholly owned subsidiary of Southwestern, and Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect, wholly owned subsidiary, MISOSA transferred its 100% interest in certain zinc properties (the "Zinc Assets") to Collasuyo. As the transaction was between companies under common control, the assets were recorded by the Company at their book value on the date of transfer.

b) In August 2006 the Company issued 31,999,999 common shares to Southwestern valued at $2,902,476 as settlement for the acquisition of the Zinc Assets, further working capital advances from Southwestern to the Company, the transfer of certain zinc-related data in China and an adjustment to reflect the agreed exchange amount for the Zinc Assets. The difference between the exchange amount and the carrying amount of the Zinc Assets was recorded as a charge to deficit of $100,381 as at March 31, 2006.

4/ PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2006

	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 50,572	$ 2,673	$ 47,899
Computer equipment	28,251	2,195	26,056
Vehicles	61,941	15,029	46,912
	$ 140,764	$ 19,897	$ 120,867

As at March 31, 2006

	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 1,812	$ –	$ 1,812
Vehicles	61,941	1,514	60,427
	$ 63,753	$ 1,514	$ 62,239

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $18,051 (March 31, 2006 – $1,514) during the period.

5/ MINERAL PROPERTIES

a) For the nine month period ended December 31, 2006, significant expenditures were as follows:

	Accha-Yanque	Minasccasa	Sayani	Other	Total
Balance, beginning of period	$ 1,381,968	$ 714,553	$ 13,867	–	$ 2,110,388
Property, acquisition and maintenance	255,316	16,865	13,494	–	285,675
Analytical	68,939	–	225	2,250	71,414
Geology	1,041,415	6,150	27,807	3,610	1,078,982
Drilling	279,089	–	–	–	279,089
Research	41,021	–	–	–	41,021
Project administration	21,993	–	–	3,384	25,377
Balance, end of period	$ 3,089,741	$ 737,568	$ 55,393	$ 9,244	$ 3,891,946

b) As at March 31, 2006 the mineral properties were comprised of:

	Accha-Yanque	Minasccasa	Sayani	Total
Balance, beginning of period	$ –	$ –	$ –	$ –
Property, acquisition and maintenance	249,704	101,912	10,036	361,652
Analytical	56,181	–	–	56,181
Geophysics	9,068	64,071	–	73,139
Geology	617,053	137,544	3,831	758,428
Drilling	267,003	62,925	–	329,928
Research	77,870	150,618	–	228,488
Project administration	105,089	197,483	–	302,572
Balance, end of period	$ 1,381,968	$ 714,553	$ 13,867	$ 2,110,388

In October 2006 the Company entered into a letter agreement to earn an interest in the Cerro Condorini Property from Brett Resources Inc. and on February 22, 2007 definitive agreements were executed. The Company can earn a 60% interest by incurring US$1.5 million in exploration expenditures and making US$75,000 in payments over three years. The first year exploration expenditure of US$200,000 and payment of US$25,000 are required expenditures. The Company has additional options to increase its interest to 70% by incurring exploration expenditures of US$2.5 million over the following two years and increase its interest to 80% by incurring exploration expenditures of US$4 million in the subsequent four years. Expenditures relating to this project have been minimal.

6/ SHARE CAPITAL

a) The authorized share capital of the Company consists of an unlimited number common shares without par value; an unlimited number of first preferred shares without par value; and an unlimited number of second preferred shares without par value.

b) During the nine months ended December 31, 2006, changes in issued common share capital were as follows:

	Nine month period ended December 31, 2006 Number of shares	Amount
Issued at inception	1	$ 1
Issued in exchange for debt	36,599,999	4,402,476
Public offering (net of share issue costs – $2,114,946)	40,000,000	17,885,054
Issued at end of period	76,600,000	$ 22,287,531

On August 23, 2006 the Company issued 31,999,999 million common shares to Southwestern in exchange for the settlement of $2,902,476 of the amounts due to Southwestern and its subsidiaries and for the transfer of certain zinc-related geological, geochemical and geophysical exploration data in China from Southwestern to the Company at historical book value.

On August 24, 2006 Southwestern elected to convert a $200,000 convertible loan into 2 million shares of the Company. Accrued interest was waived. The Company has no further obligation to Southwestern under the loan agreement.

At October 17, 2006 the Company had drawn $1.3 million under the terms of a bridge loan agreement with Southwestern. The Company elected to repay the principal amount of the bridge loan through the issuance of 2.6 million common shares. Accrued interest totalling $11,884 was paid in cash.

On November 8, 2006 the Company closed its Initial Public Offering whereby it raised gross proceeds of $19 million by issuing 38 million common shares at a price of $0.50 per share. The Company granted the underwriters a 30-day option, which was subsequently exercised, to purchase an additional 2 million common shares at a price of $0.50 per share to cover over-allotments. As a result of the exercise the Company received additional gross proceeds of $1 million. The Company paid the underwriters a cash commission of 6.5% of the gross proceeds of the offering and granted to the underwriters warrants to acquire up to 6.5% of the total number of common shares issued pursuant to the offering, as detailed further in note 6(d).

c) Stock Options

In May 2006 the Company established a stock option plan (the "Plan") and 10% of the number of common shares issued and outstanding are reserved for issuance under the Plan.

During the period the Company issued 3,098,000 stock options of which 1,105,669 are exercisable as at December 31, 2006. These options have a strike price of $0.50 and have a remaining contractual life of 4.8 years.

As a result of the stock options issued during the period ended December 31, 2006, the Company recorded $433,094 (March 31, 2006 – nil) as stock-based compensation expense and recorded this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.28 for each option granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 3.9%; and expected life of 3.5 years.

d) Warrants

As at December 31, 2006 the Company had 2,470,000 warrants outstanding with an exercise price of $0.50 per warrant and an expiry date of November 7, 2007. The warrants were valued at $395,200 using the Black-Scholes pricing model and that amount is included in share issue costs and contributed surplus. The assumptions used were the same as those used in calculating stock-based compensation discussed in note 6(c) except for the estimated life being 1 year instead of 3.5 years.

7/ INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31 2006	March 31 2006
Canadian statutory federal income tax rate	34%	34%
Recovery of income taxes computed at statutory rates	$ 534,000	$ 10,000
Non-deductible expenses	(148,000)	–
Effect of lower tax rates of foreign jurisdictions	(16,000)	–
Valuation allowance	(370,000)	(10,000)
Income tax provision	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	December 31 2006	March 31 2006
Operating loss carry forwards	**$ 472,000**	$ 10,000
Share issue costs	**525,000**	–
Excess of book over tax value of assets	**(1,000)**	–
Less: Valuation allowance	**(996,000)**	(10,000)
Net future income tax liability	**$ –**	$ –

At December 31, 2006 the Company had loss carry forwards available for tax purposes totalling $1,194,996 in Canada expiring in 2026 and $399,563 in Peru.

8/ SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company's only source of income for the period arose from interest earned on corporate cash reserves. The Company has non-current assets in the following geographic locations:

	December 31 2006	March 31 2006
Peru	**$ 4,011,333**	$ 2,172,627
Canada	**76,820**	–
	$ 4,088,153	$ 2,172,627

9/ RELATED PARTY TRANSACTIONS

During the nine month period ended December 31, 2006, the Company paid $239,633 to Southwestern and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same period, the Company paid remuneration to a company controlled by a director, who is also an officer, in the amount of $87,840. As at December 31, 2006 there was an amount owing to Southwestern and its subsidiary totalling $56,066 (March 31, 2006 – $2,550,730).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

ZINCORE METALS INC.

DIRECTORS
W David Black
Chair
Timo Jauristo
Rex McLennan
Myron Osatenko
Henry Giegerich

OFFICERS
Timo Jauristo
President and CEO
Gregory Martin
VP and CFO
Susy Horna
Corporate Secretary

AUDIT COMMITTEE
Rex McLennan
Chair
W David Black
Henry Giegerich

CORPORATE GOVERNANCE COMMITTEE
W David Black
Chair
Rex McLennan
Henry Giegerich

COMPENSATION COMMITTEE
W David Black
Chair
Rex McLennan
Henry Giegerich

ENVIRONMENT AND SAFETY COMMITTEE
Myron Osatenko
Chair
Timo Jauristo
Henry Giegerich

VANCOUVER CORPORATE OFFICE
Zincore Metals Inc.
Suite 1020
625 Howe Street
Vancouver, BC
V6C 2T6 Canada

Tel 604 669 6611
Fax 604 669 6616
info@zincoremetals.com
www.zincoremetals.com

LIMA OFFICE
Explorationes Collasuyo S.A.C.
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru

Tel 511 225 1125
Fax 511 225 2273

INVESTOR RELATIONS
Meghan Brown
Tel 604 669 6611
investorrelations@zincoremetals.com

AUDITORS
Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

TRANSFER AGENT
Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

STOCK EXCHANGE LISTING
ZNC – TSX

NOTICE OF ANNUAL MEETING
The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Thursday, May 10, 2007 at 10am



Notes from page 7 Resource Estimates

[1] U.S. investors are advised that the terms "mineral resource," "measured resource," "indicated resource" and "inferred resource" are not recognized by the U.S. Securities and Exchange Commission. Mineral resources that are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

[2] The historical JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. The Company believes these historical estimates may be relevant; however, it has not done sufficient work to know if these historical resource estimates can be relied upon. The Company is not treating these historical resource estimates as current mineral resources as defined in NI 43-101.

[3] Prepared by Kvaerner Metals under engagement to Savage.

[4] The Savage estimate in 1999 was completed using a 2.5% zinc cut-off grade and a 3.5 tonnes per cubic metre bulk density. The Pasminco estimate in 2000 used a 3.0% zinc cut-off grade and a 3.0 tonnes per cubic metre bulk density.

[5] The Qualified Person responsible for the Yanque resource estimate is L.D.S. Winter, P.Geo. Mr. Winter is a qualified person as defined under National Instrument 43-101. The S. Winter 2006 Yanque estimate used a 3.0% zinc cut-off grade and a 3.0 tonnes per cubic metre bulk density.

Forward-Looking Statements

Some of the statements in this document constitute "forward-looking statements." Where Zincore expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Zincore does not assume the obligation to update any forward-looking statement.


ZINC

- Focused on zinc
- Professional company, experienced management
- World-class asset potential
- Accha-Yanque Project – value being unlocked through aggressive 30,000-metre exploration program
- Pipeline of opportunities within portfolio
- Large land holdings, over 58,000 hectares
- Well financed with over $17 million to fund exploration and development
- Geographically focused in Peru
- Strategy to build and grow a business in zinc

Why Zincore

Annual Information Form

Zincore Metals Inc.

For the year ended December 31, 2006

Dated as of March 26, 2007

Suite 1650, 701 West Georgia
Vancouver, British Columbia
Canada V7Y 1C6

Telephone: (604) 669-6611
Facsimile: (604) 669-6616

TABLE OF CONTENTS

PRELIMINARY NOTES

This Annual Information Form (this "AIF") is prepared by Zincore Metals Inc. ("Zincore" or the "Company") in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators (the "CSA") and is hereby filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and The Toronto Stock Exchange (the "TSX").

Unless otherwise indicated, all information provided in this AIF is current as of March 26, 2007, and all dollar amounts presented in this AIF are expressed in Canadian dollars.

All information stated to be incorporated by reference in this AIF is filed on the website of the CSA's System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect the occurrence of unanticipated events after the date hereof, except as may be required by applicable securities laws. Please refer the full discussion of the Company's business contained in its reports filed with securities regulatory authorities on SEDAR.

Forward-looking statements include, but are not limited to, statements with respect to the future price of zinc and other metals; future projections of supply and demand of zinc and other metals, the estimation of mineral resources, the timing and amount of estimated future exploration and development, including pre-feasibility studies; costs and timing of the exploration and development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration and development, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to operations; actual results of current exploration activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore resources, the potential for future resources or reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals including permitting, delay or inability to obtain access agreements from local communities, financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this AIF. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GLOSSARY OF TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres ("m")	3.281
Metres	Feet	0.305
Miles	Kilometres ("km")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("ha")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes ("g/t")	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

The following is a glossary of certain technical terms:

AAS - analytical method for accurate quantitative determination of precious metal content in assay sampling procedures.

Anticline - major fold structure in the rocks where two limbs dip away from the axial crest.

AUSIMM –Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Bedrock - solid rock underlying surficial deposits.

Cut-off grade - the lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.

DD – diamond drilling – a variety of rotary drilling techniques in which diamond bits are used as the rock-cutting tool and core is usually recovered.

Deposit - a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip - the angle at which a stratum is inclined from the horizontal.

Fault - a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Fold - a bend in strata or any planar structure.

Fracture - breaks in rocks due to intensive folding or faulting.

Geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques, and geophysical surveys can be undertaken from the ground or from the air.

Grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare - an area equal to 100 metres by 100 metres.

Host - a rock or mineral that is older than rocks or minerals introduced into it.

ICP - Inductively Coupled Plasma Spectrometer.

IP – induced polarization – induced polarization surveys involve injecting electrical current into the ground, using a generator and transmitter, and measuring the decay of the "induced" currents (hence the term) when the current is turned off, using a receiver, which is a kind of voltmeter.

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion - the process of emplacement of magma in a pre-existing rock. Also, the solidified rock mass so formed.

JORC - Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the AUSIMM.

Mineralization - the concentration of metals and their chemical compounds within a body of rock.

Mineral resource – a concentration or occurrence of material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Ore - a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Outcrop - an exposure of bedrock at the surface.

Pole-Dipole - an electrode array used in the induced polarization geophysical survey technique. The pole is one of the current electrodes and the measurements are taken with the dipole.

RC - reverse circulation drilling – a method of drilling using down-hole hammer bits that recover cuttings of rocks.

Sediment - solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Strike - direction or trend of a geologic structure.

Sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

Zinc – A lustrous, bluish-white base metal used primarily as an alloy of brass and bronze and galvanized steel in the automotive industry to protect from corrosion.

CORPORATE STRUCTURE

Name, Address and Incorporation

Zincore was incorporated under the *Business Corporations Act* (British Columbia) on September 21, 2005 under the name "Peru Zinc Corporation". The Company changed its name to "Southern Zinc Corporation" on April 26, 2006 and subsequently to "Zincore Metals Inc." on June 5, 2006.

The Company's head office and registered and records office is located at Suite 1650, 701 West Georgia Street, Vancouver B.C, V7Y 1C6. The Company is a reporting Company in British Columbia, Alberta, Manitoba and Ontario and its common shares trade on the TSX under the symbol "ZNC".

Intercorporate Relationships

The corporate structure of Zincore, its active subsidiaries, the percentage ownership in such subsidiaries as at the date of this AIF and the jurisdiction of incorporation of such corporations are set out in the following chart:



Zincore Metals Inc.
(British Columbia)
100%
Wari Minerals Ltd.
(Bermuda)
100%
Nazca Minerals Ltd.
(Bermuda)
99.99%
Exploraciones Collasuyo S.A.C.
(Peru)
0.01%

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Company was incorporated as a wholly-owned subsidiary of Southwestern Resources Corp. ("Southwestern") and commenced operation as a mineral exploration and development company following the restructuring by Southwestern of its holdings of zinc properties, certain equipment and other assets.

In connection with the restructuring, Minera del Suroeste S.A. ("MISOSA", Southwestern's indirect, wholly-owned subsidiary) transferred certain zinc assets to Exploraciones Collasuyo S.A.C. ("Collasuyo", Zincore's indirect, wholly-owned Peruvian subsidiary) pursuant to an agreement dated effective December 27, 2005. Southwestern contributed funding to Zincore and its subsidiaries for exploration and working capital purposes as well as funding to enable Collasuyo to pay MISOSA for the zinc assets. Finally, Southwestern contributed a copy of certain zinc-related geological, geochemical and geophysical exploration data in China to Zincore pursuant to an agreement dated for reference June 1, 2006. As the final major step in the restructuring, Zincore subdivided its issued share capital into 32,000,000 shares, all of which were held by Southwestern, and the outstanding liabilities payable by the Company to Southwestern (excluding liabilities under a loan agreement and bridge loan agreement as described below) were thereby converted into equity.

Southwestern advanced $200,000 to the Company for working capital purposes and entered into a loan agreement with the Company dated for reference June 1, 2006 (the "Loan Agreement"). The Loan Agreement provided that the loan could, at the option of Southwestern, be converted from time to time, in whole or in part, at maturity or before maturity, into common shares of Zincore at a price of $0.10 per share. The loan was subsequently repaid in full, at the election of Southwestern, by the issuance of 2,000,000 common shares of the Company on August 24, 2006.

The Company entered into a bridge loan agreement with Southwestern dated as of June 15, 2006, as amended on September 29, 2006 and October 17, 2006 (the "Bridge Loan Agreement"), whereby Southwestern agreed to provide a draw-down facility of up to an aggregate of $1,300,000 to Zincore for interim working capital pending completion of a public financing (the "Bridge Loan"). Amounts advanced under the Bridge Loan Agreement bore interest at 7% per annum. The Bridge Loan and accrued interest were repayable, in cash, or at the election of Zincore, in common shares at the price per share of a public financing, upon the earlier of June 15, 2007 and 30 days following completion of a public financing. The full amount of the Bridge Loan facility was advanced, and Zincore repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 common shares. Accrued interest to the date of the repayment of the Bridge Loan was paid in cash.

On November 8, 2006, Zincore completed an initial public offering ("IPO") of 38 million shares for gross proceeds of $19 million at a price of $0.50 per share and commenced trading on the TSX under the symbol "ZNC". The underwriters of the IPO exercised their over-allotment option granted in connection with the IPO on November 22, 2006, and Zincore issued a further 2 million of its common shares for gross proceeds of $1 million.

In February 2007, Zincore entered into an agreement with Brett Resources Inc. ("Brett") to earn up to 80% of their Cerro Condorini zinc property in southern Peru. Under the terms of the agreement, the Company has the option to earn a 60% interest in the property, by spending $1,725,000[1] on exploration on the property and making cash payments to Brett of $86,250 over three years. The first year's exploration expenditure of $230,000 and payment of $28,750 is a firm commitment. Zincore has been appointed operator of the property. The parties will incorporate a Peruvian corporation in accordance with their respective interests to continue exploration on the property. Upon earning its 60% interest, the

[1] All commitments are in United States dollars and have been converted to Canadian dollars at 1.15 CAD/USD.

Company can earn an additional 10% interest in the Cerro Condorini property (for a total 70% interest) by contributing $2,875,000 over two years toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing $4,600,000 over the following four years towards continued exploration on the property.

DESCRIPTION OF BUSINESS

General

Zincore is a mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host zinc and other associated precious and base metals. The Company's mineral property interests are in Peru.

The Accha-Yanque zinc oxide property (the "Accha-Yanque Property") is the Company's only material property for purposes of National Instrument 43-101 "*Standards of Disclosure for Material Properties*" ("NI 43-101").

All of the Company's properties are at the exploration stage, without any known commercially viable mineral reserves.

Risk Factors

No History of Earnings

The Company has only recently commenced business. To date, the Company has had no revenue from the exploration activities on its properties. The Company has not yet determined that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uncertainty of Additional Financing

Current financial resources are expected to be able to fund the Company's existing operations through the next fiscal year. Operations past that time or changes in the Company's business plans may require additional financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration or other plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.

Mineral Exploration and Development Activities Are Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore and there is no assurance that any will ever be found to contain a body of commercial ore. There is no assurance that the results of the Company's Phase I exploration program will be sufficient for the Company to proceed with the Phase II pre-feasibility study on the Accha-Yanque Property. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru, often in difficult climate conditions.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

If any of the Company's properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Uncertainty of Acquiring Required Permits or Access Agreements

The Company must obtain additional permits to complete its planned exploration and development program. Prior to applying for permits, access agreements with local communities are required. There is no assurance that the Company will be able to obtain the permits or access agreements or obtain them in a timely manner.

Uncertainty of Quantification / Estimation of Mineral Resource Estimates

The figures for inferred mineral resources for the Yanque area are estimates and no assurance can be given that the stated tonnages and grades will be achieved. In addition, while the Company has historical JORC mineral resources on the Accha area, they are not NI 43-101 current mineral resources at this time. Until sufficient work is completed to classify these historical resource estimates as current mineral resources under NI 43-101, the Company will not be able to determine their reliability.

Dependence on Management

The Company will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Political Investment Risk; Political Instability in Developing Countries

The Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. The Company cannot predict the Peruvian government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets and operations in Peru. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company's operations in Peru will entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries". The status of Peru as a developing country may make it more difficult for the Company to obtain any required financing because of the investment risks associated with it.

Economic Uncertainty in Developing Countries

The Company's operations in Peru may be adversely affected by economic uncertainty characteristics of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and safety factors. Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Exploration and development in Peru are also subject to risk. Peru's fiscal regime has historically been favourable to the mining industry and has been relatively stable over the past ten years, but there is a risk that this could change. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business; however, its current and future mineral exploration activities could be impacted by political and/or economic developments.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Company will be successful in obtaining all required permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions there under, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Current Mineral Exploration Conditions

While the current infrastructure in Peru is adequate to support the Company's activities at its properties, the infrastructure at the Accha-Yanque Property and other properties will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. Based on a review of records maintained by the relevant government agencies in Peru, and, based upon legal opinions prepared for the Company, the Accha-Yanque Property and other properties owned by the Company are registered in its name or are under application to the applicable government authority. There is no guarantee of title to any of the Company's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the market price of minerals produced and the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company's exploration activities in Peru will render it subject to foreign currency fluctuations. While the Company expects to minimize the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company. Since the Company's financial results will be reported in Canadian dollars, its financial position and results will be impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but does not currently intend to carry any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Legal Proceedings

Since substantially all of the Company's assets are located outside of Canada, there may be difficulties in enforcing in Canadian courts any judgments obtained by the Company in foreign jurisdictions. Similarly to the extent that the Company's assets are located outside of Canada, investors may have difficulty collecting from the Company on any judgments obtained in Canadian courts and predicated on the civil liability provisions of securities legislation. The Company may be subject to legal proceedings and judgments in foreign jurisdictions.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any persons who may become holders of common shares as a result of or subsequent to the Offering.

Share Price Subject to Volatility

The market price of the securities of a publicly traded Company, in particular a junior resource Company, is affected by many variables not directly related to exploration success, including the market for junior resource securities, economic performance, commodity prices, availability of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market price of Zincore's common shares suggest that Zincore's share price may be subject to increased volatility.

Mineral Projects

Accha-Yanque Project

The following information on the Accha-Yanque Property in southern Peru has been derived from the National Instrument 43-101 technical report entitled "Technical Report, Zincore Metals Inc., Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" by L.D.S. Winter, P.Geo., dated August 31, 2006 and revised October 2, 2006 (the "Technical Report") and the section "Recent Developments" was reviewed by Mr. Vernon Arseneau, P.Geo., Zincore's Exploration Manager, Peru.

The Accha-Yanque Property consists of a number of concessions over a 30 kilometre distance in southern Peru. At the north end of the property is the Accha (Titiminas) area and at the south is the Yanque area. A number of zinc prospects with limited prior exploration occur between these two deposits.

Project Description and Location

The Accha-Yanque Property contains 56 mining exploration concessions covering approximately 45,000 hectares held 100% indirectly by the Company through its 100% owned Peruvian subsidiary Collasuyo.

The Accha-Yanque Property is located approximately 170 kilometres by road and 70 kilometres by air south of the City of Cusco, Peru in the Cordillera of southeastern Peru, approximately 100 kilometres northwest of the Tintaya Copper/Gold Mine. The Accha-Yanque Property lies within Ingemmet Map Sheets 28R and 28S at 13°-58'S latitude, 71°-54'W longitude.

No work commitments are required to hold the concessions; however, in general, a "vigencias" payment of U.S.$3.00 per hectare is required regardless of how long the concession is held. After the sixth year, if a minimum production has not been achieved or a minimum of U.S.$60.00 per hectare in exploration expenditures has not been incurred, then a penalty payment from years 7 through 11 inclusive of U.S.$6.00 per hectare is payable. The vigencias and any penalty payment are payable between January 1 and June 30 of each year. All vigencias and penalty payments required to be paid by June 30, 2006 to maintain the validity of all concessions of the zinc properties have been made.

In 2007, the Company would be required to pay, in addition to the vigencias, penalties of U.S.$20,000 for each of Accha concessions #3, #4 and #5 and U.S.$6,000 for Puyani if there were no exploration expenditures in 2006. If the drilling program proceeds as planned in 2006, there could be no penalty payments for these concessions in 2007.

There is a 2% net smelter return royalty payable to a third party on the Puyani concession, which Collasuyo has the right to purchase at any time for U.S.$1 million (the "Puyani NSR"). In addition, a royalty of between 1% and 3% of the value of the ore concentrate or equivalent extracted from any Peruvian property, calculated in accordance with price quotations in international markets, must be paid to the Peruvian government. The mining royalty payable is: (a) 1% for annual sales of concentrates under U.S.$60 million; (b) 2% for annual sales of concentrates from U.S.$60 million to U.S.$120 million; and (c) 3% for annual sales of concentrates in excess of U.S.$120 million.

There are no overrides, back-in-rights, or other payments, agreements or known environmental liabilities to which the Accha-Yanque Property is subject.

The northern end of the Apurimac batholith forms a "U" shape, opening to the south with the Accha deposit in the Titiminas Area being adjacent to the northern apex of the batholith. The other concessions comprising the Accha-Yanque Property are located along the western and eastern edges of the batholith. The "Western Zinc Belt" extends for a distance of approximately 30 kilometres on a trend of 210° (S30°W) from the Titiminas Area, while the "Eastern Zinc Belt" trends south-southeast from Titiminas. The exploration projects in the Western Zinc Belt include Azulcancha, Capayocc, Alcatraz, Puyani and Yanque-Dolores, while targets in the Eastern Zinc Belt include the Gorrion and the Atenas Areas.

There are no mine workings, tailings ponds, waste disposal areas or natural features of significance or improvements in the area of the Accha-Yanque Property.

Savage Resources Ltd. ("Savage"), and later, Pasminco Limited ("Pasminco"), which acquired Savage, evaluated the Accha area between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Titiminas Area using differing assumptions. Kvaerner Metals ("Kvaerner"), under engagement to Savage, calculated in 1999 an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes at 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions. These historical JORC resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. The Company believes these historical estimates may be relevant, however, the Company has not done sufficient work to determine if these historical resource estimates can be relied upon. The Company is not treating these historical estimates as current mineral resources as defined by NI 43-101 and they should not be relied upon.

An inferred mineral resource of 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead for the Yanque deposit based on the RTZ Mining and Exploration Limited ("RTZ") data has been calculated by the writer of the Technical Report.

See "Mineral Resource Estimates" below for additional information respecting the calculation of the indicated and inferred mineral resources.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Accha-Yanque Property area can be reached by a good quality gravel road 165 kilometres south from Cusco to Pumapuquio, then by a single track road to the site. The Accha-Yanque Property area can also be accessed by road, 400 kilometres north from Arequipa. The section from Arequipa to Yauri (289 kilometres) is a relatively well-built and well-maintained coarse surfaced road in comparison to the remaining roads to the property, which are narrower and poorly maintained.

The Southeastern National Power Grid, a 138-kV transmission line that supplies power from a substation near Cusco to the Tintaya mine, goes through the small town of Combapata located 60 kilometres east of the Accha-Yanque Project. A rail line and all weather gravel road also pass along this corridor to the east.

The climate at the elevation of the Accha-Yanque Property can be extreme, ranging in temperature from -20° Celsius to +20° Celsius. A rainy season in the summer months from November to April makes travel more difficult during this period, however, it is possible to work year round.

The Accha-Yanque Property area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is in the high alpine region, which is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

History

Accha Area

MISOSA, Southwestern's indirect wholly-owned subsidiary, acquired title to three concessions in the Accha-Titiminas Area in 1994. MISOSA agreed to transfer title to these concessions in 2005 to Collasuyo. The property is located on Cerro Titiminas, meaning "lead mine". Initial work consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All zones consist of smithsonite and zinc silicate mineralization in carbonates.

In September 1995, MISOSA signed an agreement with Cominco Ltd. ("Cominco") granting Cominco the right to earn a 50% interest in the Accha concessions (Titiminas Area) by producing a bankable feasibility study and by making cash payments of U.S.$1.25 million. In 1995-1996, Cominco constructed a road to the property and carried out a program of exploration including 900.7 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc oxide mineralization. Cominco terminated the agreement in 1997.

In May 1998, MISOSA signed an agreement with Savage granting Savage the right to earn a 51% interest in the Accha concessions by spending U.S.$5 million over a four-year period. Savage could earn a further 19% interest (total 70%) by funding a feasibility study and providing all financing guarantees. In 1999, Savage was acquired by Pasminco. In 2001, the agreement was terminated when Pasminco experienced financial difficulty. The most significant work on the Accha-Yanque Property, which consisted of trenching, reverse circulation drilling and diamond drilling, was completed by Savage/Pasminco.

Yanque Area

The Yanque Area is approximately and 30 kilometres southwest of the Accha mineral deposit. In the 1990's, the concessions comprising the Yanque Area were held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling. MISOSA acquired the Yanque Area in 2000 when RTZ failed to renew the concessions.

The Dolores concessions are immediately adjacent to the east of the Yanque Area. In 2003, MISOSA sampled the Churire and Minascassa zinc oxide showings in Ferrobamba limestones within the Dolores 1 concession, which is adjacent, to the west of the Apurimac batholith. Zinc-lead values of economic interest were obtained from the surface sampling.

General

From 2003 through 2004, Southwestern acquired concessions between Accha and Yanque and completed preliminary exploration work which identified a number of zinc oxide occurrences between the two main zones.

Geological Setting

A major regional carbonate basin of Triassic-Cretaceous age, the Pucara Basin, which extends for over 1,500 kilometres in southern Peru, is a major lead-zinc metallogenic province that is host to numerous economic mineral deposits. The Accha-Yanque Property is located at the southern end of the Pucara Basin.

The basal units in the region belong to the Jurassic-Cretaceous Yura Group consisting of black shales, quartzites and minor limestones of the Soraya Formation and red bed shales of the Mara Formation. These rocks are broadly contemporaneous with the Chicama and Goyllarisquizga Groups of central Peru. These units are unconformably overlain by the Middle to Upper Cretaceous Ferrobamba Formation consisting of micritic and bituminous silty limestones (about 500 metres thick at Accha). These rocks are the host for zinc mineralization in the Accha-Yanque Property as well as copper skarn mineralization in the area. The Mesozoic rocks have been intruded by diorite-granodiorite of the Apurimac batholith believed to be Oligocene in age. The nearest intrusion to the Titiminas prospect is about 4 kilometres to the south. Puno Group sandstones and conglomerates of probable Oligocene-Miocene age are more than 1.5 kilometres thick in the region, and unconformably overlie the Mesozoic rocks.

The fold-thrust belt in the Cusco region has a regional northwest-southeast structural grain, developed by early-mid Tertiary northwest-southeast compression. The Accha-Yanque Property region is characterized by a major swing of the structural grain from northwest-southeast to east-west. This is due to the presence of a major crustal-scale Mesozoic-Tertiary intrusive complex (Apurimac Batholith) in the area and a crustal-scale easterly-trending basement structure. The two structures may be genetically linked.

Exploration

The initial work at Titiminas was carried out by MISOSA followed by Cominco, Savage and Pasminco. The Titiminas, Camp and Titiminas West prospects were mapped at a scale of 1:2,500. A regional 1:10,000 geological compilation was also created and a total of 201 rock chip samples were taken during the mapping program. A total of 4,643 soil samples taken on the Accha property outlined the Titiminas, Camp, Titiminas Southwest and Titiminas West zones. In addition, a broad anomaly north of Titiminas (Titiminas North) and another anomalous zone 4 kilometres west of Titiminas West were identified by this survey. A total of 26 stream sediment samples were also taken over the property.

Cominco trenched several of the gossanous outcrops in 1995 and Savage retrenched and resampled seven trenches for a total of 800 metres sampled. Continuous channel samples over two metre intervals were taken in all trenches. In total, 1,355 samples were analyzed from 1,073 metres sampled in the two trenching programs.

Three different geophysical surveys have been completed over the Accha-Yanque Property to aid in the definition of mineralization and structure.

In September 1999, seven traverses, of 100 metre Pole-Dipole IP surveying, were completed by Val d'Or Geofisica (Peru) S.A. ("Val d'Or") for a total distance of 17.4 line-kilometres. The IP survey was undertaken to detail the known mineralization and also detect and define chargeability and resistivity anomalies associated with mineralization and structure.

In April 2000, Val d'Or undertook a ground GPS/Magnetometer survey over the Titiminas prospect for a total of 101 line-kilometres. The principle objective of the ground magnetic survey was to look for a deep magnetic source under the area of mineralization that might be a heat engine or source for mineralizing fluids. Additionally, the magnetic data could aid in the definition of structures throughout the area.

In the 1990's, the Yanque Area was held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling.

MISOSA carried out a program of regional prospecting and sampling in 2003 extending southwest from the Titiminas Area to the Yanque Area. This program was continued in 2004 and in addition, trenching, sampling and preliminary mapping in the Azulcancha, Capayocc, Alcatraz and Dolores Areas were completed. A total of 94 samples were collected from the areas with samples generally having sample lengths of one metre to two metres. Zinc and lead values showed a wide range from less than 100 parts per million to high values of over 30% for both lead and zinc. In the northern areas, samples were generally zinc-rich while in the southern Dolores Area samples generally showed a lead-zinc ratio close to 1.

Mineralization

All of the known areas of mineralization from the Yanque Area in the southwest through to the Accha (Titiminas) Area, as well as the two showings on the eastern side of the batholith, show very similar gossaniferous, zinc-lead oxide type mineralization.

Originally, the Accha zinc-lead mineralization was considered to be of the Mississippi Valley Type ("MVT") in which the original primary minerals were zinc and lead sulphides. The current gossaniferous material containing mainly oxides, carbonates and silicates was thought to have been produced by supergene surface weathering processes of the primary sulphides. However, as work on the mineralized zone progressed and comparisons were made to other similar zinc oxide type deposits, the MVT model was brought into question. It is now considered that the Accha-Yanque Property mineralization is of the zinc oxide type as represented by the Skorpion deposit of Anglo American Corp. in Namibia and the Vazante deposit in Minas Gerais State, Brazil.

In the Titiminas Main Zone, gossans rich in zinc carbonates, silicates and oxides are exposed at surface over an area measuring about 300 metres by 100 metres. Drilling shows that the oxide mineralization is continuous along strike for 500 metres and to at least 200 metres below surface. Mineralization is hosted by a dark grey laminated and bituminous silty limestones 100 metres to 150 metres thick near the middle of the Ferrobamba formation. Mineralization is commonly contained within stratabound breccias. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over five metres to 20 metres.

Due to the intense oxidation and iron-oxide development in surface outcrops at the Accha Area, the primary mineral textures are difficult to decipher. Outcrops of the mineralized sequence generally indicate one of three textural styles: (a) fluid over-pressuring, (b) replacive mineralization, or (c) open-space mineralization. Textures which indicate fluid pressure are paragenetically older and may have nothing to do with the mineralization except in the preparation of the host rocks by upgrading porosity – permeability. Both replacive and open-space filling textures are associated with zinc mineralization.

Titiminas is located close to the hinge of an anticlinal dome structure which plunges abruptly to the east at about 50°, but more gently to the west. The southern limb of the anticline dips at about 55° to the South/South-West, while the northern limb has been truncated and down-faulted by an east-trending fault system. Within the dome, mineralization appears to be restricted between two thrust zones and the mineralization appears to pinch out when the thrusts merge, suggesting a structural control to the mineralization.

Intrusive rocks are associated with zinc mineralization in some areas, mineralization is spatially associated with the Apurimac batholith and associated minor elements (arsenic, thorium, molybdenum and strontium) are typically considered to be related to granitoid rocks.

In addition to the Titiminas Area, zinc-oxide mineralization has been recognized at Azulcancha, Capayocc, Alcatraz, Puyani, Dolores-Minascassa and Yanque Areas in the Western Zinc Belt and at Atenas and Gorrion in the Eastern Zinc Belt.

In summary, it is considered that the Accha-Yanque zinc belt mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is structurally controlled, that mineralization occurs mainly as oxides and carbonates, and there is at least a spatial association with granitoid intrusive rocks. It may be that the zinc oxide-carbonate deposits were formed by oxide-rich hypogene hydrothermal fluids that had their source in or were produced by the Apurimac batholith.

Drilling

Cominco drilled five diamond drill holes (A_01 to A_05) in the Titiminas Area for 900.7 metres during 1995-1996 as part of their joint venture with MISOSA. Cominco intersected high-grade zinc oxide mineralization in several of the holes but withdrew from the joint venture in 1997. From June 1998 through January 1999, Savage completed 24 RC holes (SAC_01 to SAC_24) and 11 additional diamond drill holes (SA_6 to SA_16) for 7,651.1 metres, plus seven trenches for 800 metres. Pasminco, from August 1999 to June 2000, completed eight RC holes and eight diamond holes (PA_25 to PA_40) for 4,946.5 metres.

A total of 56 holes were completed by Cominco, Savage and Pasminco at the Titiminas (Accha) prospect for 13,498 metres.

RTZ, through its Cusco office, completed a drilling program, which consisted of 1,320 metres in 13 holes, at the Yanque prospect between March and July 1996. The holes were drilled within an area measuring about 1,200 metres by 400 metres.

The drilling as well as the surface mapping and sampling indicated that the Yanque zinc-lead mineralization is hosted predominantly by brecciated sedimentary units. Higher grade mineralization occurs in brecciated limestones and within the calcareous portions of polymictic breccias which consist of clasts of Mara Formation shales and Ferrobamba limestone. Some clasts of intrusive rock (diorite-granodiorite) are found within the breccias and in particular adjacent to the intrusive rock contact in the hangingwall.

Exploration of the Yanque Area mineralization is at an early stage so the overall form of the mineralized zones is poorly understood. The mineralization at Yanque was interpreted by RTZ to consist of several tabular bodies up to tens of metres thick that may be connected over an area measuring 1,200 metres by 400 metres. Within this area, higher-grade zones (>15% combined lead plus zinc) occur locally in fault or breccia controlled pods.

Apart from the occasional stringer of galena or disseminated pyrite grain the lead-zinc mineralization is of the zinc oxide type. Drill hole YAD010 intersected a zone of about 5% pyrite on average in bituminous layers in quartzite and shale immediately underlying the intrusive.

The Azulcancha and Capayocc Areas were trenched in the 2004 program and returned significant assays up to 15% zinc across 10.0 metres. Both areas were tested in late 2005 by a drill program consisting of 12 short drill holes for a total of 1,128 metres. At Capayocc, 10 holes were completed for a total of 650.05 metres. The objective of the program was to trace out both down-dip and along strike the zinc oxide – type mineralization observed in the surface trenches. Three holes (CAP-A1, CAP-A7 and CAP-A8) confirmed that the mineralization continued in depth and is open to the north, east and west. The other holes intercepted concentrations of iron oxides (hematite and goethite) carrying anomalous values in copper.

The drilling was carried out using a Gopher drill and NTW-size core. Supervision, logging and sampling were conducted by MISOSA.

No significant mineralization was encountered in the Azulcancha drilling. The holes may have been drilled in the wrong direction due to some ambiguity in the actual dip of the units in the area.

In the 1990's Pasminco drilled one hole in the area of the Puyani prospect. The hole, which was drilled about 300 metres distant from the mineralization, was barren. It is considered that Pasminco probably drilled the hole based on an incorrect model or incorrect understanding of the trend of the mineralization.

Sampling and Analysis

Cominco reported that the mapping, logging and sampling were carried out by Cominco and that the rock geochemical and drill core analytical results were done by ICP techniques. It is reported that the geochemical samples were processed at the Cominco Peru lab with the analyses being done in Vancouver, however, no lab is specified.

Neither Savage nor Pasminco have commented on the analytical procedures of the laboratories utilized for the various drill campaigns. A review of Assay Certificates and Certificates of Analysis reveals that SGS del Peru S.A. and ALS Geolab S.A. were utilized for analyses. Both are international labs that have a high degree of professionalism and a good reputation in the industry. The author of the Technical Report has not reviewed the certification or registration of the laboratories or analytical procedures in the 1990's when the work was done. There is no reporting of the security procedures undertaken during the collection and transport of the samples during the Cominco, Savage or Pasminco programs.

In the RTZ reports describing its work in the Yanque Area up to 1996, it is noted that Anamet Laboratories was used, however, analytical procedures, sample preparation or security measures were not reported. The reported analytical results suggest that lead and zinc were determined by dissolution followed by an "ore grade" method of analysis while other elements were determined at the geochemical level by a multielement analytical technique.

In the Titiminas Area, all core sampled was half sawn and sampled at 0.2 metres to 3.0 metre intervals. RC samples were riffle-split to 3 kilograms on one metre to three metre intervals from the initial drill interval. Bulk density measurements were undertaken by Kvaerner on ten samples from drill hole SAC_07 between 315.95 metres and 335.80 metres using the lost water method. The results varied from 2.54 to 4.03 tonnes per cubic metre with an average of 3.48 tonnes per cubic metre.

Due to the gossanous nature of the zinc oxide mineralization, it is considered that there may have been recovery and sampling problems in the Savage drilling programs. Also, no zinc oxide standards were available at the time of the Savage and Pasminco work. As a result, Pasminco recommended a re-assay check program in company with a zinc oxide standard. Previously, Kvaerner noted that no holes were surveyed downhole and recommended duplicate and replicate sampling, and Pasminco acted on these recommendations in their drill campaign.

The bulk density or specific gravity values used in the resource estimate are questionable in that Pasminco considered the zinc oxide mineralization to be of a low density and lower than the 3.5 tonnes per cubic metre average value used by Kvaerner. The Company is planning a program of sampling to determine a more reliable bulk density factor.

The quality control procedures for the drilling campaigns undertaken by Cominco and Savage did not meet with current standards of practice for downhole survey control and independent verification of results by analysis of standards and duplicate and replicate analysis for the determination of accuracy and precision. The data from these earlier campaigns should be viewed with some caution; however, a review of the data does not suggest that there is any concern for contamination of the results or systematic error. Also, the grade estimates from RC drilling versus core drilling must be taken into consideration, as there appears to be a consistently higher grade from the RC drilling.

The quality of assay data during the bulk of the drilling in the main Titiminas deposit needs review, as no oxide standard was available during the drilling of holes A_01 through to SAC_24. As all drill rejects exist at site, Pasminco recommended that a small re-assay check program with a zinc oxide standard be conducted to determine the reliability of the results. Savage also did not undertake random duplicate or replicate check analyses. Kvaerner also noted that no holes were surveyed downhole and recommended a systematic duplicate and replicate sampling and independent analytical program. These recommendations were acted upon by Pasminco in their 1999-2000 drill campaign.

Three pairs of RC/DD holes were twinned to test for repeatability of results between RC and diamond holes. The RC method did not appear to "smear" the grade downhole; however, the zinc grade was higher in most of the RC twin holes.

Southwestern relied on the expertise of its joint venture partners in conducting its exploration under best practice guidelines. Previous partners directed the exploration with their own field personnel while diamond drill contractors and geophysical contractors were engaged to conduct those activities. Kvaerner was engaged to review all exploration practices for Savage and was satisfied that the data could be used to make a resource determination.

Security of Samples

MISOSA has used, and Collasuyo will continue to use, the ALS Chemex analytical lab in Lima, Peru where all samples are crushed to -80 mesh and then pulverized to greater than 85% passing a 200 mesh screen. The pulps are treated by aqua regia digestion followed by AAS finish for zinc and lead. Multi-element analyses (34 elements) are done by the ICO-AES technique. The ALS Chemex Lima laboratory that received samples from MISOSA is registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Management Systems Registration.

Mineral Resource Estimates

Two historical resource estimates have been prepared for the Accha Area. These estimates were prepared by Kvaerner for Savage in 1999 and in 2000 by Pasminco using the AUSIMM guidelines for the estimation of resources under the JORC Code. These historical JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101. The Company believes these historical mineral resource estimates may be relevant; however, it has not done sufficient work to determine if they can be relied upon. The Company is not treating these historical estimates as current mineral resources as defined in NI 43-101, and these estimates should not be relied upon.

Kvaerner (for Savage) used a polygonal method on a length-weighted average of drill hole intersections to prepare their resource estimate. They also used a 2.5% zinc cut-off grade provided by Savage based on a natural break in the sample population on a cumulative frequency histogram. A bulk density of 3.5 tonnes per cubic metre was used by Kvaerner based on drill core measurements.

The Pasminco resource estimate was also done using a simple polygonal method and length-weighted averages of drill hole intersections. Sections at 50 metre spacings were given a 25 metre +/- burden, and the bulk density was assumed to be 3.0 tonnes per cubic metre. Pasminco considered the 3.5 bulk density used by Kvaerner to be incorrect due to the low density nature of the oxidized mineralization. Pasminco used a 3.0% zinc cut-off grade based on probability plots and cumulative frequency histograms.

The Kvaerner (Savage) indicated resource estimate for the Titiminas (Accha) Area is 7,056,000 tonnes at 8.9% zinc and the inferred mineral resource estimate is 1,832,000 tonnes at 8.9% zinc. The Pasminco indicated resource estimate for the Titiminas (Accha) Area is 3,762,000 tonnes at 8.9% zinc and 1.0% lead and the inferred mineral resource estimate is 1,994,000 tonnes at 11.4% zinc and 1.9% lead under more conservative assumptions.

The two historical resource estimates, which the Company is not treating as current mineral resources, as prepared by Kvaerner (for Savage) and Pasminco are presented in the following table.

Accha-Yanque Zinc Belt Project
Historical Resource Estimates – Accha (Titiminas) Area

Savage Estimate 1999				Pasminco Estimate 2000		
	Zn%	**Tonnes**		**Zn%**	**Pb%**	**Tonnes**
Indicated	8.9	7,056,070		8.9	1.0	3,762,174
Inferred	8.9	1,831,739		11.4	1.9	1,994,331

The Pasminco estimate represents a 35% loss from the Kvaerner estimate. This loss is attributable to 3 factors:

1. A more conservative interpretation of the continuity of mineralization;

2. The lower assumed bulk density (specific gravity) which contributes to a 14% reduction in tonnage; and

3. The higher cut-off grade used by Pasminco.

An NI 43-101 inferred mineral resource estimate for the Yanque mineralization based on the work by RTZ was prepared in 2006 by the author of the Technical Report. Five holes, YAD001 to YAD004 inclusive and YAD006 were used in preparing the estimate. A cut-off grade of 3% zinc was used in the calculation with no consideration being given to the lead grade since it may not be recovered in a zinc leaching operation.

The inferred mineral resource estimate was calculated using horizontal polygons since the mineralization is flat-lying to gently dipping and the drill holes are generally vertical (90°) with 2 holes at 65° and 70°. This provides intersections that are approximately true width.

To be consistent with the Accha Area resources estimate, a bulk density or specific gravity of 3.0 was used. However, as indicated previously a program of bulk density verification will be carried out by the Company to determine an appropriate bulk density factor to be used in the future.

The inferred mineral resource estimate using the above considerations and parameters is 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead. This mineralization is contained with a zone or zones that are flat-lying to gently dipping and occur within approximately 40 metres of surface.

Accha-Yanque Zinc Belt Project
Resource Estimate – Yanque Area
Winter Estimate 2006

	Zn%	Pb%	Tonnes
Inferred	5.3	3.5	6,600,000

Exploration and Development

The author of the Technical Report considers that the Accha-Yanque Property has the potential to host the tonnage required, probably in two or three deposits combined, for a viable mining/metallurgical operation in the area. The author considers that the objectives of continuing exploration programs should be twofold. The first main objective would be to further define the Accha Titiminas and the Yanque Areas so that confident resource estimates can be developed for both areas. The second main objective would be to continue the regional exploration program so as to find new areas of mineralization and also to better define the numerous currently identified occurrences and showings.

The Accha-Yanque Property is considered by the author of the Technical Report to be of merit with excellent development and exploration potential. To advance the project, programs of geological mapping, sampling, geophysics and trenching followed by drilling will be required on currently recognized showings and occurrences. Regional prospecting will also be required throughout the Belt as a means of identifying new areas of mineralization. Detailed drilling and associated studies will be required in the Accha-Titiminas and Yanque Areas so that identified mineral resources can be confirmed and expanded.

To meet these objectives, a two-phase exploration program with a budget of $9.1 million is recommended by the author of the Technical Report for the Accha-Yanque Project. The first phase contemplates expenditures of $7.96 million and includes 34,000 metres of drilling primarily in the Accha-Titiminas and Yanque Areas. $1.15 million is allocated to the phase two program which consists of pre-feasibility engineering and testwork in the Accha-Titiminas and Yanque Areas. The decision to move from the Phase 1 exploration program to the Phase 2 pre-feasibility program would be contingent upon the identification of sufficient measured and indicated mineral resources and satisfactory engineering and metallurgical studies and testwork results as well as the recommendation of the Qualified Person.

Recent Developments

In November 2006, Zincore announced the commencement of a 20,000 metre diamond drill program on the Accha deposit with the objective of obtaining additional material for metallurgical testing, improving the drill density within the historical mineral resource envelope and testing extensions to the deposit which remains open along strike to the west and down-dip to the south.

On January 18, 2007, the results of the first four holes of this program were announced and highlights included 34.89 metres at 9.31% zinc from 47.81 metres and 17.26 metres at 8.65% zinc from 102.84 metres.

Drill holes AC-01 to AC-04 were drilled within the main ore deposit and form part of the resource definition phase of the drill program. All intersected mineralization consisted of zinc carbonates and zinc oxides. The holes were spaced across a 200 metre strike length of the eastern part of the Accha deposit. A twinned hole was drilled at each location and mineralized core is being sent to the Company's consultants for use in the metallurgical test work program. Two holes intersected a lower zone of mineralization that had not been reported in the historical drilling.

On February 28, 2007, results from the subsequent 10 drill holes from the program were announced. Results from these ten holes continue to demonstrate extensive zones of near surface mineralization at Accha. Highlights of this drilling included intersections of 11 metres at 39% zinc from 113.20 metres, 33 metres at 12.54% zinc from 209.25 metres and 34 metres at 9.42% zinc from 86.70 metres.

The drilling focused on resource definition, with all of the ten holes drilled within or peripheral to the historical resource areas. Nine holes intersected open-pit grade zinc mineralization with four holes intersecting wide zones of mineralization grading greater than 9% zinc. Three rigs are now on site and have commenced step-out drilling to test expansion potential to the west, to the south, as well as to the east.

The full content of these press releases are available on Zincore's website at www.zincoremetals.com or on SEDAR at www.sedar.com.

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy of the Company will be determined by the board of directors of the Company (the "Board of Directors") on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

As at the date of this AIF, the Company has an unlimited number of common shares authorized for issuance, with 76,600,000 common shares issued and outstanding of which 38.6 million or 50.4% are held by Southwestern. Southwestern's shareholdings in Zincore are subject to escrow provisions, and 34 million of such shares are also subject to a lock-up agreement expiring on November 7, 2008.

The holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Company's Articles provide that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two thirds of the votes cast in person or by proxy by holders of shares of that class.

The Company has two classes of preferred shares authorized with none issued.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are traded in Canada on the TSX. The closing price of Zincore's common shares on March 26, 2007 was $0.73.

The following table sets out the high and low market prices and the volume traded of Zincore's common shares on the TSX from Zincore's listing on November 8, 2006 to December 31, 2006:

	High Share Price	Low Share Price	Volume
November 8, 2006 to November 30, 2006	0.86	0.53	21,947,263
December 2006	0.98	0.72	6,156,335

ESCROWED SECURITIES

Pursuant to an agreement (the "Escrow Agreement") dated as of June 1, 2006 among the Company, Computershare Investor Services Inc. (the "Escrow Agent") and Southwestern, as a principal shareholder of the Company, Southwestern agreed to deposit in escrow its securities of the Company (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six-month intervals over the 18 months following the listing of the Zincore common shares on the TSX (that is 25% of Southwestern's holdings being released in each tranche, with an initial 25% tranche being released on the date of the closing of the IPO).

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Board of Directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

(iii) transfers upon bankruptcy to the trustee in bankruptcy; and

(iv) pledges to a financial institution as collateral for a *bona fide* loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a principal of the successor Company upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor Company's escrow classification.

The following table sets forth details of the issued and outstanding securities that remain subject to the Escrow Agreement as of the date of this AIF:

Name	Number and Type of Escrowed Securities
Southwestern	28,950,000 common shares

LOCKED-UP SECURITIES

In addition to the Escrow Agreement described above, Southwestern has entered into an agreement (the "Lock-Up Agreement") with the Company and Computershare, as third party escrow agent, whereby 34,000,000 common shares of the Company owned by Southwestern will be restricted from resale for a period of two years from the date of the closing of the IPO, subject to the ability to obtain a release in the event of:

1. a transfer provided the transferee enters into a similar lock-up agreement;

2. a pledge, mortgage or charge to a financial institution as collateral for a loan, provided that the shares will remain subject to the terms of the Lock-Up Agreement if the lender realizes on the shares to satisfy the loan;
3. a bona fide offer for common shares of the Company made to shareholders of the Company generally or to a class of securityholders which, if accepted in whole or in part, would result in the offeror becoming a control person of the Company. If the offer is not completed, the shares shall continue to be held pursuant to the terms of the Lock-up Agreement;
4. the acquisition by a person or persons of voting securities of the Company which, when added to all other voting securities of the Company held by such person or persons, totals twenty percent (20%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company; and
5. in the event of a formal Company bid, statutory arrangement, amalgamation, merger or similar reorganization (a "Business Combination"). If the Business Combination is not completed and any or all of the shares tendered by Southwestern pursuant to the Business Combination are not taken up or paid for pursuant to the Business Combination, then such shares will remain subject to the terms of the Lock-Up Agreement.

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers of the Company (the "Directors and Officers") as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each Director's term of office expires at the next annual general meeting of shareholders, to be held on May 10, 2007.

Name and Occupation and Security Holdings

Name, Jurisdiction of Residence and Position with the Company(1)	Principal Occupation During the Past Five Years	Director Since(2)
Timo Jauristo (7) Vancouver, BC Canada *President, Chief Executive Officer and Director*	Director and Vice President, Corporate Development of Southwestern; Former General Manager – Corporate Development for Placer Dome Inc. (public mineral company); President, Austgold Consulting Ltd. (private consulting company).	December 23, 2005
W. David Black (3) (5) (6) Vancouver, BC Canada *Director and Chairman*	Retired; Previously associate counsel January 2004 to December 2005 and securities lawyer 1967 to 2003 with DuMoulin Black LLP.	December 23, 2005
Rex John McLennan (3) (4) (5) (6) West Vancouver, BC Canada *Director*	Currently the Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organizing Committee; From 1997 to 2005 Executive Vice-President and Chief Financial Officer of Placer Dome Inc.	June 6, 2006
Myron Osatenko (7) Delta, BC Canada *Director*	Consulting geologist, 2001 to 2006; From 1967 to 2001 held various positions with Teck Cominco Ltd. including as Manager, Exploration, Latin America, and Chief Geologist, Latin America.	May 23, 2006

Name, Jurisdiction of Residence and Position with the Company[(1)]	Principal Occupation During the Past Five Years	Director Since[(2)]
Henry M. Giegerich [(3) (5) (6) (7)] Vancouver, BC Canada *Director*	Retired; From 1988 to 1997 was a consulting mining engineer, conducting evaluations and engineering studies for corporate clients and the United Nations as well as due diligence reviews for corporate clients. Previously held senior positions with Cominco Ltd. including from 1982 to 1987 as President and General Manager of Cominco Alaska which was responsible for development of the Red Dog Mine in Alaska.	June 21, 2006
Gregory J. Martin Vancouver, BC Canada *Vice-President and Chief Financial Officer*	From 1996 to 2006 held various positions with Placer Dome Inc. including Director, Investor Relations, General Manager, Business Development and Manager, Corporate Finance and Insurance. President, GJM Management Consulting Inc. (private consulting company).	N/A
Susy H. Horna Surrey, BC Canada *Corporate Secretary*	Executive Legal Assistant for Southwestern since 1996; Corporate Secretary of Lake Shore Gold Corp. and Superior Diamonds Inc. (public mineral exploration companies) since 2002.	N/A

(1) The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors and Officers individually.
(2) Directors serve until the earlier of the next annual general meeting of Company shareholders or their resignation.
(3) Member of the Audit Committee.
(4) Chair of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Corporate Governance and Nominating Committee.
(7) Member of the Environment and Safety Committee.

As at the date of this AIF, the Directors and Officers as a group beneficially own, directly or indirectly, or have control or direction over an aggregate of 549,000 common shares of the Company, representing less than 1% of the issued and outstanding common shares.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers will disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Audit Committee Information

Information concerning the Audit Committee of the Company, as required by Multilateral Instrument 52-110, is provided in Schedule A to this AIF.

PROMOTERS

Southwestern founded the Company and arranged for its organization and financing and, accordingly, may be considered a promoter of the Company within the meaning of securities legislation of British Columbia.

The following is a summary of the transactions, contracts and arrangements entered into between the Company and Southwestern from the period of incorporation of the Company to the date of this AIF pursuant to which (a) the Company acquired assets from Southwestern or (b) Southwestern received or will receive anything of value, directly or indirectly, from the Company:

1. 32,000,000 common shares of the Company were issued to Southwestern upon the subdivision of the Company's one outstanding share on August 23, 2006 as part of the restructuring described above under "General Development of the Business";
2. Pursuant to the Loan Agreement, Southwestern advanced the sum of $200,000 to Zincore. The principal amount of the loan was converted at the option of Southwestern into 2,000,000 common shares of the Company at $0.10 per share. See "General Development of the Business" above for a description of the terms of the Loan Agreement;
3. Pursuant to the Bridge Loan Agreement, Southwestern agreed to provide bridge loan financing to the Company in an aggregate maximum amount of $1,300,000, with interest accruing at a rate of 7% per annum. The Bridge Loan and accrued interest were repayable in cash, or, at the election of the Company, in Zincore common shares at the IPO price per share, upon the earlier of June 15, 2007 and 30 days following completion of the IPO. The Company repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 of its common shares, and accrued interest was paid in cash. See "General Development of the Business" above for a description of the terms of the Bridge Loan Agreement; and
4. Southwestern purchased 2,000,000 Zincore common shares in the IPO at the IPO price and under the terms and conditions of the IPO;
5. Southwestern and the Company entered into the Administrative Services Agreement dated as of June 1, 2006 whereby Southwestern provides the Company with office space, secretarial and accounting services and services in China at a cost of $16,000 per month.
6. Collasuyo entered into an Outsourcing Operating Assistance Services Agreement dated as of June 1, 2006 with MISOSA, a wholly-owned subsidiary of Southwestern, whereby MISOSA provides Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of U.S.$11,500 per month. Effective February 1, 2007 the Agreement was amended to a cost of U.S.$8,150 per month.

Assets acquired from Southwestern were valued at approximately book value

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Company and others in material transactions and transactions involving remuneration for services is disclosed under the heading "Related Party Transactions" in the

Company's Management's Discussion and Analysis for the fiscal period ended December 31, 2006. See "Additional Information" below.

TRANSFER AGENTS AND REGISTRARS

The Registrar and Transfer Agent for the common shares in British Columbia is Computershare Investor Services Inc., at its offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Company or its subsidiaries since its incorporation that are still in effect:

1. Underwriting Agreement dated for reference October 26, 2006 between the Underwriters and the Company with respect to the IPO.
2. Escrow Agreement dated June 1, 2006 among Southwestern, Computershare Investor Services Inc. and the Company. This Agreement is discussed under "Escrowed Securities".
3. Lock-Up Agreement dated September 5, 2006 between Southwestern, Computershare Investor Services Inc. and the Company. This Agreement is discussed under "Locked-Up Securities".
4. Consulting Agreements each dated June 1, 2006 between the Company and Austgold Consulting Ltd. and GJM Management Consultants Inc., respectively.
5. Termination Agreements each dated June 1, 2006 between the Company and Timo Jauristo and Gregory Martin respectively.
6. Administrative Services Agreement dated June 1, 2006 between Southwestern and the Company. This Agreement is discussed under "Promoters".
7. Outsourcing Operating Assistance Agreement dated May 1, 2006 between MISOSA and Collasuyo and amended February 1, 2007.

INTERESTS OF EXPERTS

Lionel Donald Stewart Winter, P. Geo., an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of the technical report titled "Technical Report, Zincore Metals Inc., Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" by L.D.S. Winter, P.Geo., dated August 31, 2006 and revised October 2, 2006.

Deloitte & Touche LLP are the auditors for the Company. Deloitte & Touche LLP provided the auditors' report on the Company's financial statements for the period ended December 31, 2006.

To the knowledge of the Company, the experts referred to under "Names of Experts" above do not hold, nor have they received, nor will receive any securities or other property in the Company.

ADDITIONAL INFORMATION

Additional information on the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, will be contained in the Company's information circular for its next annual meeting of shareholders that involves the election of directors which will be filed on the Company's website at www.zincoremetals.com and on SEDAR at www.sedar.com.

Additional financial information relating to the Company is found in the Company's financial statements and the accompanying Management's Discussion and Analysis for the period ending December 31, 2006, all of which are also filed the Company's website at www.zincoremetals.com and on SEDAR at www.sedar.com.

SCHEDULE A - INFORMATION CONCERNING THE AUDIT COMMITTEE

CHARTER

Purpose

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company's internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board of Directors. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board of Directors.

The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors. Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a. meets at least four times per year, either by telephone conference or in person;

b. invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c. reports material decisions and actions of the Audit Committee to the Board of Directors, together with such recommendations as the Committee may deem appropriate;

d. has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e. has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

f. has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g. pre-approves non-audit services to be performed by the external auditors in accordance with the Committee's pre-approval policies and procedures, which pre-approval is subject to ratification by the Board of Directors. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

Responsibilities

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors. For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a. recommends to the Board of Directors:

   i. whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative for nomination; and

   ii. the amount of compensation payable to the external auditors;

b. resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c. provides the Board of Directors with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d. takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e. confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 *Auditor Oversight* and are in compliance with governing regulations;

f. reviews and evaluates the performance of the external auditors; and

g. reviews and approves the Company's hiring policy regarding partners, employees and former partners and employees of the Company's external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company's financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a. considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company's auditing and accounting principles and practices;

b. consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c. ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d. reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e. reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f. reviews the appropriateness and disclosure of any off-balance sheet matters;

g. reviews disclosure of related-party transactions;

h. receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i. makes recommendations to the Board of Directors respecting approval of the audited financial statements;

j. meets with the external auditors separately from management to review the integrity of the Company's financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k. directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board of Directors arising out of the review; and

l. meets at least annually with the external auditors, independent of management, and reports to the Board of Directors on such meetings.

Interim Financial Statements

The Audit Committee:

a. reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;

b. conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c. reviews the interim financial statements with the external auditors; and

d. makes recommendations to the Board of Directors respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a. reviews the Company's annual and interim financial statements, Management's Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b. reviews all of the Company's public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c. reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d. consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e. obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f. reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g. reviews as required with management the annual financial statements, the quarterly financial statements, Management's Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h. reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters;

i. reviews with management proposed regulatory changes and their impact on the Company; and

j. reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

Composition

The Audit Committee will be composed of three directors, all of whom will be directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee will meet the prescribed independence, financial literacy and experience requirements and will have relevant skills and/or experience in the Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company's securities are traded.

Appointment of Audit Committee Members

Members of the Audit Committee will be appointed or confirmed by the Board of Directors annually and will hold office at the discretion of the Board of Directors.

Vacancies

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors. The Board of Directors must fill any vacancy if the membership of the Audit Committee is less than the minimum requirement number of directors required for the Audit Committee.

Audit Committee Chair

The Board of Directors will appoint a Chair for the Audit Committee.

Structure and Operations

Absence of Audit Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Audit Committee

At each meeting the Audit Committee will appoint a secretary who need not be a director of the Company.

Meetings

The Chair of the Audit Committee or the Chair of the Board of Directors or any two of its members may call a meeting of the Audit Committee.

Quorum

A majority of the members appointed to the Audit Committee will constitute a quorum.

Notice of Meetings

The Chair of the Audit Committee will arrange to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair will also ensure that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee will determine its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

Complaints

The Audit Committee has established procedures for:

a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company's "POLICY FOR THE SUBMISSION OF CONFIDENTIAL AND ANONYMOUS COMPLAINTS OR CONCERNS REGARDING ACCOUNTING AND FINANCIAL MATTERS, SAFETY AND ENVIRONMENTAL MATTERS, COMPANY AND REGULATORY POLICIES OR PERSONAL CONDUCT". Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation. The results of that initial investigation will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint will be documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Policy annually.

Reporting and Assessment

The Audit Committee will report to the Board of Directors.

The Audit Committee will review its Charter and conduct an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee shall report to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change.

Effective date

This Charter was implemented by the Board of Directors on August 3, 2006.

COMPOSITION OF AUDIT COMMITTEE

The Audit Committee is composed of directors of the Company, Rex J. McLennan, W. David Black and Henry M. Giegerich, all of whom have the expertise to understand and evaluate financial statements that are prepared using Canadian GAAP, the principles applied to natural resource companies' financial statements and the internal controls required to accurately report the Company's financial position. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in Multilateral Instrument 52-110.

Relevant Education and Experience of the Audit Committee

Rex J. McLennan (Chair of the Audit Committee) holds his Masters in Business Administration and was the Chief Financial Officer of Placer Dome Inc., a large multi-national gold mining company, for nine years.

W. David Black (Chair of the Board of Directors) was called to the British Columbia bar in 1967 and practiced as a lawyer specializing in corporate and securities law until December 2003. Mr. Black has served on the boards of other public companies in the natural resource sector.

Henry M. Giegerich is a Professional Engineer with extensive management experience within the mining sector including President and General Manager of Cominco Alaska Inc. for six years. Mr. Giegerich serves on the boards of other public companies in the natural resource sector.

PRE-APPROVAL POLICIES AND PROCEDURES

The policies and procedures for the engagement of non-audit services are outlined above in this Schedule A under "Charter – Responsibilities – External Auditors (d)".

Service Fees Paid to External Auditors

	March 31, 2006 to December 31, 2006	Inception to March 31, 2006
a) Audit Fees	\$30,000 (1)	\$53,739
b) All other Fees	\$45,000 (2)	nil
	\$75,000	\$53,739

(1) Fees related to 2006 fiscal year, but will be invoiced in 2007.
(2) Related to Prospectuses, including consent and comfort letter to the regulatory authorities.

All of the fees paid to external auditors were pre-approved by the Audit Committee.

END